Adherex

2006 ANNUAL REPORT

MESSAGE TO OUR SHAREHOLDERS

Adherex is a fundamentally different company today than it was a year ago. We have continued the focused development of our drug candidates as well as resolved some important business issues confronting the Company. We now have full developmental control over eniluracil after purchasing all of GlaxoSmithKline's (GSK) remaining options to buy back the drug under our license agreement. We have also regained full control over our lead biotechnology compound, ADH-1. In addition, we have stabilized our balance sheet and believe we now have the financial resources necessary to get us to the next significant value inflection points.

At the beginning of 2006, we announced a series of aggressive product development goals and have met nearly all of them. For eniluracil, we completed a series of preclinical and clinical studies which have provided further support for our hypothesis of why GSK's previous eniluracil development programs failed. Importantly, through our proof-of-mechanism and Phase I trials, we have demonstrated, in the clinic, several critical parts of the hypothesis and have gained additional clarity on how best to move this drug forward in clinical development. For ADH-1, we completed patient enrollment in our two Phase II single agent studies. We also identified in our preclinical models an unexpectedly high degree of synergy with ADH-1 in combination with various chemotherapies and have moved rapidly to begin similar combination clinical studies in man. STS, which we are developing to protect against the hearing loss in children often associated with platinum-based chemotherapy, has now moved significantly towards the start of a randomized trial through our agreement with SIOPEL.

In addition to these clinical advancements, we have resolved several important business issues facing the Company in 2006. First, we regained full rights to ADH-1. GSK's exclusive option to in-license ADH-1 under our July 2005 license agreement was viewed by some as capping the potential upside value of the ADH-1 program without, at the time, any real funding commitment on GSK's part. When we began to see the synergy of ADH-1 in combination with chemotherapy, we called the GSK option, in effect triggering either the in-license of ADH-1 by GSK, which would provide much needed funding, or the removal of the option altogether so that we could continue to develop ADH-1 on our own, without any "capped potential," or engage other potential partners. GSK allowed the option to expire unexercised, returning all rights to Adherex. ADH-1 has continued to perform well in the clinic, and we believe significant potential remains for this drug.

Second, we purchased all of GSK's remaining buyback options to eniluracil. Where GSK had options to buy back eniluracil at different points in its development, Adherex essentially had to plan to finance the full development of eniluracil through Phase III in order to properly budget for and value the product. With our depressed share price, financing the entire development program became increasingly difficult. We shared with GSK the progress we had made in the development of eniluracil and worked with them to explore options that would not impede the further development of the product. In the end, the optimal solution was for Adherex to purchase all of GSK's remaining buyback options. By doing so, we believe we have not only increased the potential value opportunity for the Company but have provided the necessary flexibility to modify our development plan to be more focused and accelerated than the one initially planned with GSK.

The third obstacle that the Company faced in 2006 was our weak balance sheet. Potential investors were obviously concerned that the Company might not have sufficient funds to reach important drug development milestones. With the closing of the US$25 million public offering in February 2007, we believe we now have the financial resources necessary to reach the next significant clinical milestones.

Eniluracil

For eniluracil to be therapeutically useful and commercially viable, we believe it needs to be at least as effective as Xeloda® (an oral 5-fluorouracil (5-FU) prodrug currently on the market) and less toxic than current therapies in current indications - or it needs to be effective in new disease settings where 5-FU is not currently useful, such as hepatocellular (liver) cancer.

Our development strategy approaches both of these options. First, in breast cancer and other diseases, we are confident that eniluracil + 5-FU will be significantly less toxic than Xeloda® (capecitabine). According to the prescribing information, Xeloda® causes a painful side effect known as hand-foot syndrome in up to 60% of patients. Eniluracil + 5-FU has shown almost no hand-foot syndrome in the clinical studies conducted by GSK and Adherex to date. Our market research indicates that if we can achieve effectiveness similar to Xeloda® with less hand-foot syndrome, we would fill an important unmet medical need in oncology. We plan to conduct a Phase II trial in breast cancer directly comparing the hand-foot syndrome toxicity and anti-cancer effectiveness of eniluracil + 5-FU with Xeloda® beginning later this year.

Our second development strategy is exploring the use of eniluracil + 5-FU in a new setting - hepatocellular (liver) cancer. There are several reasons for selecting liver cancer as a disease target. First, this cancer has intrinsically high levels of dihydropyrimidine dehydrogenase (DPD), the enzyme targeted by eniluracil, which may account for this tumor's resistance to treatment with 5-FU alone. Second, GSK conducted two Phase II trials of eniluracil + 5-FU in liver cancer in which patient survival was reported to be 30 and 50 weeks, respectively, which is a meaningful improvement over the average survival of 10 weeks seen with the current standard of care. Third, while liver cancer is an orphan disease indication in the U.S., it is one of the most common causes of cancer death worldwide. The resistance of liver cancer to currently available therapies offers important opportunities for both accelerated approval approaches and large potential markets worldwide. Last fall, we launched a Phase I/II trial in Asian patients with liver cancer. If major improvement in survival is seen in that trial, this could provide the basis for a pivotal trial in liver cancer.

ADH-1

For ADH-1, our development strategy is also data-driven. Last year provided two data points important to guiding our future development plans: the completion of patient accrual in the two Phase II trials of ADH-1 as a single agent, and the identification of significant and unexpected levels of synergy of ADH-1 in combination with chemotherapy in our preclinical studies.

The results of the European Phase Ib/II single-agent study were reported recently in Amsterdam at the International Symposium on Targeted Anti-Cancer Therapies. That trial showed ADH-1 was well tolerated with evidence of anti-tumor activity in 5 of the 30 patients, including one unconfirmed partial response and four patients with periods of stable disease. These results are similar to what we experienced in our Phase I single-agent studies of ADH-1. The North American Phase II trial results will be presented at ASCO this June and, after all of the available data is collected and evaluated, we will make our decisions about whether to proceed with further single agent studies.

In the interim, based on the significant and unexpected levels of synergy noted between ADH-1 and certain chemotherapies in a series of preclinical models using transplanted human cancers, we have moved rapidly to begin confirmatory clinical studies in humans. The magnitude of the anti-tumor activity of ADH-1 in combination with chemotherapy appears to be substantially greater than we have ever seen with ADH-1 as a single agent or with any of the chemotherapies alone - and this enhanced activity has occurred without any apparent increase in toxicity.

Last fall, we initiated a Phase I trial in which we are combining three different systemic chemotherapy agents with ADH-1. We also recently launched a Phase I trial using ADH-1 in combination with melphalan in an isolated limb infusion treatment of melanoma - one of the settings where we have seen significant preclinical synergy data. If our preclinical observations in this setting translate to humans, it presents the opportunity for an accelerated approval strategy as melanoma is a disease with a very poor prognosis and for which current therapeutic options are very limited.

In summary, we believe the advancements in our development programs and the resolution of several business issues over the past year have significantly improved the value proposition of the Company and, perhaps more importantly, provided the opportunity for us to focus more of our time and energy on drug development, the true value driver for our Company. With eniluracil and ADH-1, we have two major oncology drug candidates in the clinic with the financial resources to meaningfully advance their development. As we work towards our stated goals for 2007 and beyond, we look forward to several meaningful clinical and corporate developments.

Many thanks to our shareholders. With your support, we will continue our efforts to build shareholder value and bring important new medicines to cancer patients.

Sincerely,

William P. Peters, MD, PhD, MBA
Chairman and CEO

March 26, 2007

AdherEx

Management's Discussion and Analysis
For the Fiscal Year Ended December 31, 2006

Presentation

The following management's discussion and analysis ("MD&A") should be read in conjunction with our December 31, 2006 audited consolidated financial statements and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation from Canadian to United States ("U.S.") GAAP can be found in Item 18, "Financial Statements," footnote 19. All references to "years," unless otherwise noted, refer to our twelve-month fiscal year, which prior to July 1, 2004, ended on June 30.

The year ended December 31, 2006 represents the second full year since we changed our fiscal year end to December 31 from June 30. The six-month period ended December 31, 2004 was our transition year and covered the period July 1, 2004 through December 31, 2004. For ease of reading the MD&A we refer throughout to the periods reported as follows:

January 1, 2006 – December 31, 2006	Fiscal 2006
January 1, 2005 – December 31, 2005	Fiscal 2005
July 1, 2004 – December 31, 2004	Six-Month Fiscal Transition 2004
July 1, 2003 – June 30, 2004	Fiscal 2004

Functional and Reporting Currency

Effective January 1, 2005, the Company determined that its functional currency had changed from the Canadian dollar ("CAD") to the U.S. dollar because the majority of its transactions are denominated in U.S. dollars as the result of increasing activities undertaken in the U.S. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency.

Share Consolidation

On July 20, 2005, we announced a share consolidation of our common stock at a ratio of one-for-five. The share consolidation became effective at the close of business on July 29, 2005. The share consolidation equally affected all of our common shares, stock options and warrants outstanding at the effective date. The number of shares of our common stock, stock options and warrants issued and outstanding and the basic and diluted weighted-average shares outstanding, as well as per share data and per stock option data, have been retroactively adjusted for all periods presented to reflect the one-for-five share consolidation.

Forward-Looking Statements

Certain statements in this discussion may constitute "forward-looking" statements that involve significant known and unknown risks and uncertainties. Our actual results, performance or achievements may be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements with respect to: (i) our anticipated commencement dates, completion dates and results of clinical trials; (ii) our anticipated progress and costs of our clinical and preclinical research and development programs; (iii) our corporate and development strategies; (iv) our expected results of operations; (v) our anticipated levels of expenditures; (vi) our ability to protect our intellectual property; (vii) the anticipated applications and efficacy of our drug candidates; (viii) our ability to attract and retain key employees; (ix) our efforts to pursue collaborations with the government, industry groups or other companies; (x) the nature and scope of potential markets for our drug candidates; and (xi) our anticipated sources and uses of cash, cash equivalents and short-term investments. When used in this discussion, words such as "may", "will", "expect", "believe", "anticipate", "intend", "could", "estimate", "project", "plan" and other similar terminology would denote such forward-looking statements. All statements, other than statements of historical fact, included in this discussion that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements are based upon what our management believes are reasonable assumptions, reflect current expectations regarding future events and operating performance, and speak only as of the date of this discussion. For further information regarding such risks, please refer to the "Risk Factors" disclosed in our Annual Report on Form 20-F.

Recent Key Company Accomplishments

- On March 1, 2007 we purchased all of GlaxoSmithKline's ("GSK") remaining options to buyback eniluracil under our Development and License Agreement for an upfront fee of $1.0 million. As a result, Adherex has assumed the full direction and control over the product's future development pursuant to the terms of the license, including the ability to partner and/or sub-license the product to third parties.
- On February 21, 2007, we completed a public offering for $25.0 million in gross proceeds.
- On December 31, 2006, we completed patient enrollment in our single agent ADH-1 Phase Ib/II and Phase II clinical studies.
- In October 2006, GSK's one-time option to license ADH-1 expired unexercised. As a result, we regained all rights relating to ADH-1 and continue with the clinical development of the compound.
- In October 2006, we executed an agreement with the International Childhood Liver Tumour Strategy Group (known as SIOPEL) for the conduct of a randomized trial of sodium thiosulfate ("STS").
- In October 2006, we initiated a Phase I trial of ADH-1 in combination with three different anti-cancer chemotherapies.
- In September 2006, we initiated a Phase I/II trial of the combination of eniluracil and 5-fluorouracil ("5-FU") in Asian patients with hepatocellular (liver) cancer.
- In May 2006, we completed a private placement offering for gross proceeds of $6.5 million.
- In April 2006, we initiated a clinical proof-of-mechanism trial of eniluracil. This study, which was conducted at the University of Alabama at Birmingham ("UAB"), concluded at the end of 2006 and supported the Adherex hypothesis of how best to combine eniluracil with 5-FU.
- In April 2006, we executed a Clinical Trial Agreement ("CTA") for the evaluation of ADH-1 with the U.S. National Cancer Institute's ("NCI") Division of Cancer Treatment and Diagnosis. The agreement provides for the NCI to sponsor non-clinical studies and clinical trials of ADH-1 in a variety of administration schedules and tumor types, both as a single agent and in combination with other anti-cancer agents.

Overview

We are a biopharmaceutical company focused on cancer therapeutics with preclinical and clinical product candidates. The following product candidates are in the clinical stage of development:

- *Eniluracil* is a dihydropyrimidine dehydrogenase ("DPD") inhibitor that was previously under development by GSK for the treatment of cancer. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-FU, one of the world's most widely used oncology agents. 5-FU is currently used as first or second-line therapy for a variety of cancers, including colorectal, breast, gastric, head and neck, ovarian, and basal cell cancer of the skin, among others.

- *ADH-1* is a molecularly targeted anti-cancer drug that selectively targets N-cadherin that is present on certain tumor cells and the established blood vessels that supply tumors. ADH-1 is currently in a clinical program in combination with three different chemotherapy agents and completed patient enrollment in the single-agent Phase Ib/II and Phase II clinical studies in Europe and North America at the end of 2006.
- *STS* is a chemoprotectant that has been shown in Phase I and Phase II clinical studies conducted by investigators at Oregon Health & Science University ("OHSU") to reduce the disabling loss of hearing in patients, both adults and children, treated with platinum-based anti-cancer agents. In 2006, we executed an agreement with SIOPEL for the conduct of a randomized study of STS. Under the terms of the agreement, SIOPEL will conduct and fund the clinical activity and we will provide drug and drug distribution for the study. We also continue to work with the U.S. Children's Oncology Group ("COG") to initiate a randomized U.S. clinical trial with STS in children.

Our preclinical portfolio includes: (i) backup peptides and small chemical molecule successors to ADH-1; (ii) peptides and small molecules targeted to inhibiting the metastatic spread of some cancers; and (iii) peptides that combine both angiolytic and antiangiogenic properties. We have synthesized small chemical molecules and peptide antagonists and agonists for a wide array of cadherin adhesion molecules, with drug candidates available to move into future clinical development, particularly in the following areas:

- *Peptide N-cadherin antagonists:* We have identified small peptide molecules that differ in structure from ADH-1 and that have extended stability in plasma. These molecules offer the potential advantages of extended plasma half-life and enhanced potency compared to ADH-1.
- *Small molecule N-cadherin antagonists.* We have identified a series of small chemical molecules that, in our preliminary studies, have displayed potent N-cadherin antagonism activity. Unlike ADH-1 and the other peptide N-cadherin antagonists, these molecules are not peptides and are smaller and simpler in structure. Compared to peptides small chemical molecules are often active after oral administration, more stable and have different potency and toxicity profiles.
- *OB-cadherin.* OB-cadherin is reported to be involved through several mechanisms in the metastatic spread of certain cancers to sites distant from the original tumor. Metastatic disease is a major determinant of both a patient's survival and quality-of-life. We have developed OB-cadherin peptide and small molecule antagonists with the potential to reduce or slow down the metastatic spread of tumors, such as breast and prostate cancers.
- *VE-cadherin.* Like N-cadherin, VE-cadherin is important in the structural integrity of certain tumor blood vessels. We have developed peptide VE-cadherin antagonists which have the potential to be synergistic with our N-cadherin antagonists.

In addition to our current development efforts, we continue to pursue collaborations with other pharmaceutical companies, governmental agencies, academic and/or corporate collaborators with respect to these and other cadherin agonist and antagonist molecules. Our drug discovery and development efforts are supported by more than 40 issued U.S. patents and more than 50 pending patents worldwide that we either own or have exclusively licensed.

We have not received any revenues to date through the sale of products and do not expect to have significant revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with licensing fees, milestone payments, royalties, upfront payments or other revenue. As of December 31, 2006, our deficit accumulated during development stage was $71.5 million.

Our operating expenses will depend on many factors, including the progress of our drug development efforts and the potential commercialization of our product candidates. Research and development ("R&D") expenses, which include expenses associated with clinical development activities, manufacturing of drug substance, employee compensation, stock-based compensation, research contracts, toxicology studies, and internal and outsourced laboratory activities, will be dependent on the results of our drug development efforts. General and administration ("G&A") expenses include expenses associated with headcount and facilities, stock-based compensation, insurance and other administrative matters associated with our facilities in the Research Triangle Park, N.C. ("RTP") in support of our drug development programs. The amortization of acquired intellectual property rights relates to the intellectual property acquired through our acquisition of Oxiquant, Inc. ("Oxiquant") in November 2002 that are being amortized on a straight line basis over their remaining useful life. Loss on impairment of intellectual property relates to expense recorded in the period when the recoverability of the intellectual property may no longer be recoverable. Settlement of Cadherin Biomedical Inc. ("CBI") litigation expense refers to our acquisition of CBI to reacquire the non-cancer intellectual property rights relating to our cadherin technology and to settle the lawsuit between CBI and Adherex.

Drug development timelines and expenses are variable. In some cases, management may be able to control the timing of expenses by accelerating or decelerating preclinical and clinical activities. Accordingly, we believe that period-to-period comparisons are not necessarily meaningful and should not be relied upon as a measure of future financial performance. Our actual results may differ materially from the expectations of investors and market analysts. In such an event, the prevailing market price of our common stock may be materially adversely affected. Due to the differing lengths of reporting financial periods in the MD&A, certain results may not be directly comparable. Accordingly, percentage and amount of changes in these results in these periods are not meaningful. Where applicable, useful comparisons may be possible through annualizing the six-month fiscal transition 2004 period by multiplying those results by two. This method, however, does not reflect actual results for the extrapolated periods.

$25.0 Million Public Offering

On February 21, 2007, we completed the sale of equity securities with gross proceeds of $25.0 million. We sold 75.8 million units at a price of $0.33 per unit providing net proceeds of $23.3 million after deducting broker fees and other offering expenses. Each unit sold consisted of one common share and one-half of a common share purchase warrant. The public offering included an aggregate of 75.8 million shares of common stock, along with 37.9 million investor warrants and 6.8 million broker warrants to acquire additional shares of our common stock. Each whole investor warrant entitles the holder to acquire one additional share of our common stock at an exercise price of $0.40 per share for a period of three years. Each whole broker warrant entitles the holder to acquire one unit (the same as the units sold to investors) at an exercise price of $0.33 per unit for a period of two years.

Eniluracil—Development and License Agreement

In July 2005, we entered into a Development and License Agreement with GSK. The agreement included the in-license of GSK's oncology product, eniluracil, by Adherex and an option for GSK to license Adherex's lead biotechnology compound, ADH-1. Under the agreement, Adherex received an exclusive license to develop eniluracil for all indications, and GSK retained options to buy back eniluracil at various points in its development. If GSK had exercised any of its options on eniluracil, Adherex would have received development and sales milestone payments of up to approximately $120.0 million in aggregate, plus up to double-digit royalties on sales, the magnitude of which was dependent upon if and when an option was exercised. Under the terms of the agreement, should GSK not exercise any options to buy-back its rights relating to eniluracil, Adherex would be free to develop eniluracil alone or with other partners and would be required to pay GSK development and sales milestones and double-digit sales royalties.

On March 1, 2007, we purchased all of GSK's remaining options to buy back eniluracil for an upfront fee of $1.0 million. As a result, we have assumed full direction and control over the future development of eniluracil and are free to partner and/or sub-license the product to third parties. Also as a result, we may be required to pay GSK the same development and sales milestone payments and sales royalties as previously agreed, but GSK's options to buy back the product no longer remain. Specifically, if we file an NDA with the Food and Drug Administration ("FDA"), we will be obligated to pay GSK development milestones of $5.0 million. Depending upon the commercial success of eniluracil, we could also be required to pay GSK as much as $70.0 million in additional development and sales milestones, plus double-digit royalties based on our annual net sales. If we pursue other indications, we may be required to pay up to an additional $15.0 million to GSK for each indication approved by the FDA.

ADH-1—Development and License Agreement

As part of the July 14, 2005 Development and License Agreement, we granted GSK an option to receive a worldwide, exclusive license for ADH-1 for all indications. On October 11, 2006, we announce that GSK's option to ADH-1 had expired unexercised. We now have regained full control regarding the development of ADH-1 and are free to enter into collaborations or partnerships with other pharmaceutical and biotech companies for ADH-1.

Executive Financial Overview

The following table presents certain financial information for the years ended December 31, 2006 and 2005, the six-month fiscal transition 2004 ended December 31, 2004 and the year ended June 30, 2004 (U.S. dollars in thousands):

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Revenue	$ -	$ -	$ -	$ -
Operating expenses:				
Research and development	14,003	12,441	3,443	3,561
General and administration	2,883	3,182	2,727	3,481
Amortization of acquired intellectual property rights	2,177	2,723	1,234	2,323
Loss from operations	(19,063)	(18,346)	(7,404)	(9,365)
Loss on impairment of intellectual property	(2,021)	(3,539)	-	-
Settlement of Cadherin Biomedical Inc. litigation	-	-	(1,283)	-
Interest expense	(3)	(11)	-	(331)
Interest income	449	361	171	162
Loss before income taxes	(20,638)	(21,535)	(8,516)	(9,534)
Recovery of future income taxes	1,535	2,290	451	849
Net loss	$ (19,103)	$ (19,245)	$ (8,065)	$ (8,685)
Net loss per share of shares of common stock, basic and diluted	$ (0.40)	$ (0.49)	$ (0.22)	$ (0.36)
Weighted-average number of shares of common stock, basic and diluted	47,663	39,276	35,989	24,233

Net Loss and Cash Flow from Operations

Fiscal 2006 versus Fiscal 2005

The net loss for the fiscal year ended December 31, 2006 was $19.1 million, as compared to $19.2 million for fiscal 2005. The slight decrease in the net loss in fiscal 2006, as compared to fiscal 2005, is primarily due to higher loss on impairment of intellectual property recorded in fiscal 2005, offset by increased R&D expenses during 2006. In fiscal 2005, we recorded an impairment of $3.5 million relating to mesna. In fiscal 2006, we recorded an impairment of $2.0 million associated with N-Acteylcysteine ("NAC").

Our loss from operations totaled $19.1 million for fiscal 2006, as compared to $18.3 million for fiscal 2005. The increase was primarily due to increased expense in R&D due to the advancement of ADH-1 in clinical development and the acquisition of eniluracil in July 2005. This increase was offset by lower G&A expense and lower amortization of acquired intellectual property rights in fiscal 2006. The decrease in G&A was primarily due to lower bonus payments in fiscal 2006, as compared to fiscal 2005. The decrease in the amortization of intellectual property is due to the write-off of mesna in fiscal 2005.

Cash used in operating activities fiscal 2006 totaled $13.5 million or approximately $1.1 million per month, as compared to usage of $12.3 million in fiscal 2005. Non-cash items in the net loss of $19.1 million in fiscal year 2006 included $2.2 million for the amortization of intellectual property, $2.0 million for the impairment of intellectual property relating to NAC and $0.6 million of expense relating to stock compensation issued to employees and consultants. Cash used in operating activities for fiscal 2005 totaled $12.3 million or approximately $1.0 million per month. Non-cash items included in the net loss of $19.2 million for fiscal 2005 included a $3.5 million charge for the impairment of intellectual property relating to mesna, $2.7 million for the amortization of intellectual property and $1.7 million of stock-based compensation expense relating to stock options issued to employees and consultants.

Fiscal 2005 versus the Six-Month Fiscal Transition 2004

The net loss for fiscal 2005 was $19.2 million, as compared to $8.1 million for the six-month fiscal transition 2004. If the $8.1 million net loss for the six-month fiscal transition 2004 was annualized, the amount would be $16.2 million. The fiscal 2005 net loss of $19.2 million would therefore represent an increase over the annualized amount for the six-month fiscal transition 2004. The increase is primarily due to increased R&D expense and the loss on impairment of intellectual property related to mesna, partially offset by the $1.3 million charge recorded in the six-month fiscal transition 2004 associated with issuance of common stock to settle the CBI litigation. The increase in R&D is primarily due to the advancement of ADH-1 and eniluracil in clinical development.

Cash used in operating activities for the fiscal 2005 totaled $12.3 million, as compared to $4.7 million for the six-month fiscal transition 2004 or approximately $9.4 million on an annualized basis. Non-cash items included in the net loss of $12.3 million for the fiscal 2005 primarily consisted of $3.5 million from the loss on impairment charge relating to mesna, $2.7 million associated with the amortization of the intellectual property rights, $1.4 million of expense relating to stock options issued to employees and $0.3 million of expense relating to stock options issued to consultants. The increase in cash used in operations in fiscal 2005, as compared to the six-month fiscal transition 2004 is primarily due to the addition of eniluracil in July 2005 and the clinical advancement of ADH-1.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

The net loss for the six-month fiscal transition 2004 was $8.1 million or $16.2 million annualized, as compared to $8.7 million for fiscal year ended June 30, 2004. The increase is primarily due to increased R&D expenses associated with ADH-1 and STS, increased G&A expenses associated with the move to the U.S. from Canada and a full year of amortization of intellectual property during fiscal 2004.

Cash used in operating activities for the six-month fiscal transition 2004 totaled $4.7 million or $9.4 million annualized, as compared to $6.0 million for the fiscal year ended June 30, 2004. Non-cash items included in the net loss for the six-month fiscal transition 2004 primarily consist of $1.2 million associated with the partial year of amortization of intellectual property from the acquisition of Oxiquant in November 2002, which consisted of an exclusive worldwide license to mesna from Rutgers, The State University of New Jersey ("Rutgers") and certain intellectual property from OHSU relating to the use of STS and NAC.

Research and Development Expense

Fiscal 2006 versus Fiscal 2005

R&D expense for the fiscal year ended December 31, 2006 totaled $14.0 million, as compared to $12.4 million during fiscal 2005. The primary reason for the increase is due to the advancement of ADH-1 into single agent Phase II clinical trials and a full year of development of eniluracil, which we licensed from GSK in July 2005. During fiscal 2006, we expanded the single agent Phase II clinical studies for ADH-1 to additional centers in Canada and the U.S., which allowed us to complete patient enrollment by the end of 2006. We have expanded our ADH-1 combination development program to include combination trials with other anti-cancer therapies due to positive preclinical studies. During fiscal 2006, we expanded our Phase I program for eniluracil, and also obtained orphan drug designation from the FDA for the use of eniluracil with fluoropyrmidines, such as 5-FU, in the treatment of hepatocellular (liver) cancer.

The R&D expense of $14.0 million incurred during fiscal 2006 was primarily related to clinical development activities, manufacture of drug substance and preclinical activities. R&D expense also includes non-cash stock-based compensation expense of $0.4 million and $1.0 million for fiscal 2006 and 2005, respectively.

We expect R&D expenses to increase in future periods due to the continued expansion and advancement of our clinical and preclinical programs. In addition, our future development program will be dependent upon the results and interpretation of the data from our on-going clinical studies.

Fiscal 2005 versus Six-Month Fiscal Transition 2004

R&D expense for the fiscal year ended December 31, 2005 totaled $12.4 million as compared to $3.4 million during the six-month fiscal transition 2004 representing a significant increase even if the $3.4 million six-month amount is annualized to $6.8 million. The increase is primarily due to the advancement of ADH-1 and the acquisition of eniluracil from GSK and subsequent clinical advancement. During fiscal 2005, we initiated our single agent Phase Ib/II programs and single agent Phase II programs for ADH-1 thereby increasing the ADH-1 expense. The advancement of these clinical programs resulted in the additional expense associated with preclinical support and the manufacture of drug substance for ADH-1. In total, approximately $8.2 million in internal and external financial resources were devoted to ADH-1 during fiscal year 2005. In addition, we commenced the Phase I program for eniluracil, along with the necessary preclinical activities to support the clinical programs. In total, we dedicated approximately $2.6 million in internal and external financial resources to the eniluracil compound.

The R&D expense of $3.4 million incurred during the six-month fiscal transition 2004 was primarily associated with the single agent Phase I program for ADH-1, which included the clinical activities, preclinical support for the single agent Phase I studies and the manufacture of drug substance for the ADH-1 program. R&D expenditures were offset by investment tax credits during the fiscal 2005 and six-month fiscal transition 2004 by nil and $ 0.2 million, respectively.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

R&D expense for the six-month fiscal transition 2004 totaled $3.4 million as compared to $3.6 million for the fiscal year ended June 30, 2004. If the six-month fiscal transition 2004 amount of $3.4 million is annualized to $6.8 million, it would represent a significant increase over fiscal 2004. The primary reason for the increase in R&D spending is due to our financings completed in December 2003 and May 2004. As a result of these financings, we were able to carryout our drug development plans during the six-month fiscal transition 2004. R&D expense consisted primarily of preclinical, clinical and drug manufacture activities associated with the advance of ADH-1. R&D expenditures were offset by investment tax credits during the six-month fiscal transition 2004 and fiscal year 2004 by $0.2 million and $0.1 million, respectively.

General and Administration Expense

Fiscal 2006 versus Fiscal 2005

G&A expense in fiscal 2006 totaled $2.9 million, as compared to $3.2 million in fiscal 2005. The decrease is primarily due to less non-cash stock-based compensation expense in fiscal 2006, as compared to fiscal 2005. G&A expense includes non-cash stock-based compensation expense of $0.2 million and $0.7 million in fiscal 2006 and 2005, respectively.

G&A expense in fiscal 2006 and 2005 primarily consisted of employee compensation, stock-based compensation, external professional fees and other administrative activities.

We expect G&A expenses to increase in future periods but not as much as R&D expense.

Fiscal 2005 versus Six-Month Fiscal Transition 2004

G&A expense in fiscal 2005 totaled $3.2 million as compared to $2.7 million in the six-month fiscal transition 2004. If the $2.7 million G&A expense in the six-month fiscal transition 2004 was annualized it would equate to approximately $5.4 million, which would have been greater than fiscal 2005. The primary reasons for this difference include higher employee stock-based compensation expense recorded in G&A during the six-month fiscal transition 2004, as compared to fiscal 2005, additional expense in the six-month fiscal transition 2004 for the establishment of offices in the United States, severance payments in the six-month fiscal transition 2004 associated with the closing of the Ottawa office and relocation expense in the six-month fiscal transition 2004 associated with the relocation of certain employees from Canada to the United States.

G&A expense in fiscal 2005 primarily consisted of employee compensation, stock-based compensation, external professional fees and other administrative activities. For the six-month fiscal transition 2004, G&A expense primarily consisted of expenses associated with the relocation from Canada to the United States.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

G&A expense in the six-month fiscal transition 2004 totaled $2.7 million as compared to $3.5 million in fiscal 2004. If the $2.7 million in the six-month fiscal transition 2004 is annualized it would equate to approximately $5.4 million which would represent an increase as compared to fiscal 2004. The primary reason for the difference is that activities were curtailed because of a lack of funds in fiscal 2004 and the additional expense in the six-month fiscal transition 2004 associated with the move from Canada to the United States.

G&A expense in the six-month fiscal transition 2004 primarily consisted of employee compensation, external professional fees and other administrative activities. G&A expense for fiscal 2004 primarily consisted of costs associated with the establishment of the U.S. operations.

Amortization of Acquired Intellectual Property Rights

Fiscal 2006 versus Fiscal 2005

The expense associated with the amortization of intellectual property rights was $2.2 million in fiscal 2006 as compared to $2.7 million for fiscal 2005. The expense relates to the value of anti-cancer intellectual property acquired in the acquisition of Oxiquant in November 2002 that is being amortized on a straight-line basis over a 10-year period. The amortization expense has decreased because we recorded an impairment charge relating to the intellectual property associated with our product candidate mesna during the fourth quarter of the year ended December 31, 2005.

Future taxes recovered totaled $2.3 million for fiscal 2005 as compared to $0.5 million in the six-month fiscal transition 2004. The recovery of future taxes, as recognized on the balance sheet, relates to the intellectual property acquired in the acquisition of Oxiquant in November 2002. These rights have no tax basis and give rise to a future tax liability that will be realized in income over the useful life of the assets through a recovery of future income taxes charged to earnings. At this time, Oxiquant, the entity that holds the acquired intellectual property, has no other material activity and the future tax assets of our other corporate entities cannot be used to offset this future tax liability. The future tax recovery will continue in direct proportion to the amortization of the intellectual property unless the Company changes its tax strategy with respect to Oxiquant.

Future taxes recovered totaled $1.5 million for fiscal 2006 as compared to $2.3 million for fiscal 2005. The recovery of future taxes, as recognized on the balance sheet, relates to the intellectual property acquired in the acquisition of Oxiquant in November 2002. These rights have no tax basis and give rise to a future tax liability that should be realized in income over the useful life of the assets through a recovery of future income taxes charged to earnings. At this time, Oxiquant, the entity that holds the acquired intellectual property, has no other material activity and the future tax assets of our other corporate entities cannot be used to offset this future tax liability. The future tax recovery will continue in direct proportion to the amortization of the intellectual property unless the Company changes its tax strategy with respect to Oxiquant.

In addition, as of December 31, 2006, we had $21.0 million in unrecorded net tax assets arising primarily from tax loss carry forwards and scientific research and experimental development expenses which cannot be recognized until it is more likely than not that these assets will be realized.

Fiscal 2005 versus Six-Month Fiscal Transition 2004

The expense associated with the amortization of intellectual property rights was $2.7 million in fiscal 2005 as compared to $1.2 million for the six-month fiscal transition 2004. The expense relates to the value of anti-cancer intellectual property acquired in the acquisition of Oxiquant in November 2002 that we are amortizing on a straight-line basis over a 10-year period. The increase is due to twelve months in fiscal 2005 as compared to six-months in the six-month fiscal transition 2004.

As a result of the addition of eniluracil to the Company's R&D portfolio, along with the financial resources devoted to the development of ADH-1, we did not have any further developmental plans for mesna. Therefore, at December 31, 2005, we determined that the carrying value of the intellectual property relating to mesna, which had a book value of $3.5 million and a recovery of future income tax benefit of $1.3 million, was fully impaired. Therefore, we expensed the amount and included the write-off in the Statement of Operations. The license agreement with Rutgers relating to mesna was subsequently terminated in December 2006.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

The expense associated with the amortization of intellectual property rights was $1.2 million in the six-month fiscal transition 2004 as compared to $2.3 million for the fiscal 2004. The difference is due to the six months of expense during the six-month fiscal transition 2004 versus twelve months in the fiscal 2004.

Loss on Impairment of Intellectual Property Rights

Fiscal 2006 versus Fiscal 2005

As a result of our purchase from GSK all of their remaining eniluracil buy-back options we now have full development control of eniluracil. We plan to allocate most of our corporate and financial resources to the development of eniluracil and ADH-1. Due to this allocation of our resources and no current development plans for NAC, at December 31, 2006 we determined NAC's carrying value of $2.0 million and potential future income tax benefit of $0.7 million were fully impaired. Therefore, we expensed these amounts and included the write-off in the Statement of Operations. Should the facts and circumstances change, we could reinitiate the NAC development program because we continue to have rights to the compound under our license agreement with OHSU.

Fiscal 2005 versus Six-Month Fiscal Transition 2004

As a result of the in-license of eniluracil from GSK, along with the financial resources devoted to the development of ADH-1, we did not have any further developmental plans for mesna. Therefore, at December 31, 2005, we determined that the carrying value of the intellectual property relating to mesna, which had a book value of $3.5 million was fully impaired. Therefore, we expensed the amount and included the write-off in the Statement of Operations. In December 2006, we terminated the license agreement with Rutgers for mesna.

Settlement of Cadherin Biomedical Inc. Litigation

Adherex acquired CBI in December 2004 to settle the litigation between the two companies and to re-acquire the non-cancer rights relating to our cadherin-based intellectual property. We believe the reacquisition of non-cancer rights may be beneficial when seeking any future collaborations with other pharmaceutical and biotech companies.

We have recorded the issuance of common shares of Adherex to acquire CBI for approximately $1.2 million and the associated transaction expenses of approximately $0.1 million as settlement of CBI litigation on our Statement of Operations, resulting in an expense of $1.3 million for the six-month fiscal transition 2004. There were no such charges in any other periods during our history.

Interest Expense

Fiscal 2006 and 2005, Six-Month Fiscal Transition 2004 and Fiscal 2004

Interest expense recorded in fiscal 2006 relates to interest charged on office equipment leases.

Interest expense recorded in fiscal 2005 related to the financing of certain leasehold improvements financed by the landlord on our previous U.S. facility. Because we have subleased the facility and the loan payments were assumed by the tenant who subleased the facility, we do not anticipate future interest expense charges relating to this facility unless the tenant defaults on their payments.

There were no interest expenses incurred during the six-month fiscal transition 2004 and $0.3 million incurred during fiscal 2004. This fiscal 2004 expense relates to the accretion of a portion of the face value of the convertible notes issued in June 2003 and December 2003 ascribed to the note's equity-like features. The notes were converted into equity in December 2003 and therefore did not accrue future interest expense.

Interest Income

Fiscal 2006 versus Fiscal 2005

Interest income for fiscal 2006 was approximately 24% greater than for fiscal 2005 primarily due to higher interest rate yields and increased cash associated with the May 2006 financing.

Fiscal 2005 versus Six-Month Fiscal Transition 2004

Interest income was $0.4 million for fiscal 2005 and $0.2 million for the six-month fiscal transition 2004. A lower cash balance during fiscal 2005 was offset by the higher interest yields during fiscal 2005.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

Interest income for the six-month fiscal transition 2004 and fiscal 2004 was $0.2 million for both years. If the interest income for the six-month period was annualized, it would suggest interest income of $0.4 million for an equivalent twelve-month period, which would be an increase. This increase was due to higher cash balances during the six-month fiscal transition 2004 as compared to fiscal 2004 due to the successful completion of financings in December 2003 and May 2004 and higher interest yields during the six-month fiscal transition 2004.

Quarterly Information

The following table presents selected consolidated financial data for each of the last eight quarters through December 31, 2006 (dollars in thousands, except per share information):

Period	Net Loss for the Period	Basic and Diluted Net Loss per Common Share
March 31, 2005	$(3,119)	$(0.09)
June 30, 2005	$(4,622)	$(0.13)
September 30, 2005	$(4,404)	$(0.11)
December 31, 2005	$(7,100)	$(0.17)
March 31, 2006	$(3,522)	$(0.08)
June 30, 2006	$(4,199)	$(0.09)
September 30, 2006	$(4,993)	$(0.10)
December 31, 2006	$(6,389)	$(0.13)

The net loss for the quarter ended December 31, 2006 includes $2.0 million for the impairment of intellectual property associated with NAC. It is important to note that this charge was a non-cash expense in our Statement of Operations.

The net loss increase in the quarter ending December 31, 2005 was primarily due to the impairment of intellectual property associated with the mesna compound. The $3.5 million impairment charge was a non-cash expense in our Statement of Operations.

The net loss for the quarter ended September 30, 2005 and June 30, 2005 are higher than previous quarters due to increased R&D expenses. Our improved liquidity from the completion of financings in May 2004 and July 2005 has allowed these increases to occur.

Liquidity and Capital Resources

We have financed our operations since our inception on September 3, 1996 through the sale of equity and debt securities and had raised gross proceeds totaling approximately $86.0 million through February 28, 2007. We have incurred net losses and negative cash flow from operations each year, and we had an accumulated deficit of $71.5 million as of December 31, 2006. We have not generated any revenues to date through the sale of products. We do not expect to have significant revenues or income, other than interest income, until we are able to sell our product candidates after obtaining applicable regulatory approvals, and/or establish collaborations that provide us with licensing fees, royalties, milestone payments or upfront payments.

The net cash flow used in operating activities for fiscal 2006 was $13.5 million or an average of approximately $1.1 million per month, as compared to $12.3 million for the fiscal 2005 or an average of approximately $1.0 million per month. The increase in the average monthly net cash flow used is due to our expanding drug development activities associated with our product candidates, including the addition of eniluracil during the fourth quarter of fiscal 2005.

On February 21, 2007, we completed the sale of equity securities for gross proceeds of $25.0 million, resulting in net proceeds of $23.3 million after deducting broker fees and other offering expenses.

As of December 31, 2006, our consolidated cash and cash equivalents were $5.7 million, as compared to $13.1 million at December 31, 2005. This decrease reflects the continued funding of our corporate operations including the development and advancement of our product candidates. Working capital at December 31, 2006 and 2005 was approximately $1.2 million and $10.7 million, respectively.

We believe that our current cash and cash equivalents will be sufficient to satisfy our anticipated capital requirements into the fourth quarter of 2008. Our projections of further capital requirements are subject to substantial uncertainty. Our working capital requirements may fluctuate in future periods depending upon numerous factors, including: results of our research and development activities; progress or lack of progress in our preclinical studies or clinical trials; our drug substance requirements to support clinical programs; our ability to enter into collaborations that provide us with funding, upfront payments, milestone or other payments; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; establishment of marketing and sales capabilities; our business development activities; new regulatory requirements implemented by regulatory authorities; and the timing and outcome of any regulatory review process or our commercialization activities, if any.

To finance our operations beyond late 2008, we will need to raise substantial additional funds through either the sale of additional equity, the issuance of debt, the establishment of collaborations that provide us with funding, the out-license or sale of certain aspects of our intellectual property portfolio, or from other sources. There can be no assurance that we will be able to raise the necessary capital or that such funding will be available at all or on favorable terms.

Through December 31, 2006, we have received $1.6 million of research tax credits including potential research tax credit receivables of $0.1 million and have received $0.2 million in other government grants.

Financial Instruments

During fiscal 2006, we held cash and cash equivalents and did not hold any short-term investments or other financial instruments. For fiscal 2005, our financial instruments consisted primarily of short-term investments. These investments were liquidated to support our ongoing operations.

Our investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments may be made in U.S. or Canadian obligations and bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper. The policy also provides for investment limits on concentrations of securities by issuer and maximum-weighted average time to maturity of twelve months. This policy applies to all of our financial resources.

The policy risks primarily include the opportunity cost of the conservative nature of the allowable investments. As the main purpose of the company is research and development, we have chosen to avoid investments of a trade or speculative nature.

Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at book value plus accrued interest with unrealized gains and losses recognized as investment income. At December 31, 2006 we had no short term investments while at December 31, 2005 short-term investments of $1.2 million consisted of corporate commercial paper with maturities at acquisition from 154 to 175 days. The market value of the investments at December 31, 2005 approximated their book value. Short-term investments were nil at December 31, 2004.

During the fiscal years 2006 and 2005, the six-month fiscal transition 2004 and fiscal 2004, we earned interest income of $0.4 million, $0.4 million, $0.2 million and $0.2 million, respectively, on our cash, cash equivalents and short-term investments.

Leasehold Inducements

On August 31, 2005, we entered into agreements to lease a new office and laboratory facility and sublease our existing facility. As an incentive to enter into the new lease, we received free rent and capital inducements. We received a 50 percent discount for the new facility for the first 24 months of the 84-month lease term. In conjunction with the transaction, we also received inducements in the form of furniture, equipment and leasehold improvements with a fair market value of approximately $0.5 million and, in return, we provided furniture, equipment and leasehold improvements with a net book value of $0.2 million with an approximate fair market value of $0.1 million.

We record rent expense on a straight-line basis by accumulating the total rental payments and allocating them over the 84-month term of the lease, which expires on August 31, 2012. The difference between the cash payment and lease expense is charged to deferred lease inducements.

Off-Balance Sheet Arrangements

Since our inception, we have not had any material off-balance sheet arrangements.

Contractual Obligations

Since our inception, inflation has not had a material effect on our operations. We had no material commitments for capital expenses as of December 31, 2006.

The following table represents our contractual obligations and commitments at December 31, 2006 (in thousands of U.S. dollars):

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Englert Lease (1)	$ 111	$ 229	$ 89	$ -	$ 429
Maplewood Lease (2)	223	733	778	268	2,002
McGill License (3)	311	725	493	-	1,529
OHSU License (4)	-	-	-	-	-
GSK (4)	-	-	-	-	-
Total	$ 645	$ 1,687	$ 1,360	$ 268	$ 3,960

(1) In April 2004, we entered into a lease for our facilities in RTP. Amounts shown assume the maximum amounts due under the lease. This facility has now been subleased to another company that is responsible for payments until March 31, 2008; however, in the event of their default, Adherex would become responsible for the obligation. In addition, Adherex is contractually obligated under the lease until August 31, 2010.

(2) In August 2005 we entered into a lease for new office and laboratory facilities in RTP. Amounts shown assume the maximum amounts due under the lease. We received lease and capital inducements to enter into the lease, including a 50 percent discount for the first 24 months of the 84-month lease term and capital inducements with a fair market value of $0.5 million.

(3) Research obligations shown. Royalty payments, which are contingent on sales, are not included.

(4) Royalty and milestone payments that we may be required to pay, which are contingent on sales or progress of clinical trials, are not included.

On December 8, 2006 we notified Rutgers of our intention to terminate the license agreement for mesna and as a result we will no longer be responsible for the payment of milestones or other associated costs.

In connection with the OHSU License Agreement, we are required to pay specified amounts in the event that we complete certain Adherex-initiated clinical trial milestones. In the near-term a potential milestone payment to OHSU of up to $0.5 million may be required if we complete a randomized clinical trial with STS, which has not yet commenced. There can be no assurance that we will commence and complete that clinical trial when anticipated, if at all.

Under the terms of the Development and License agreement with GSK as amended, if we file a New Drug Application ("NDA") with the FDA, we will be required to pay development milestones of $5.0 million to GSK. Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success, we may be required to pay up to an additional $70.0 million in development and sales milestones for the initially approved indication, plus double-digit royalties based on annual net sales. If we pursue other indications, we may be required to pay up to an additional $15 million to GSK per FDA-approved indication.

Research and Development

Our research and development efforts have been focused on the development of cancer therapeutics and our cadherin targeting technology platform and currently include ADH-1, eniluracil, STS and various cadherin technology-based preclinical programs.

We have established relationships with contract research organizations, universities and other institutions, which we utilize to perform many of the day-to-day activities associated with our drug development. Where possible, we have sought to include leading scientific investigators and advisors to enhance our internal capabilities. Research and development issues are reviewed internally by our executive management and our supporting scientific staff. Major development issues are presented to the members of our Scientific and Clinical Advisory Board for discussion and review.

Research and development expenses totaled $14.0 million, $12.4 million, $3.4 million and $3.6 million for the fiscal years 2006 and 2005, the six-month fiscal transition 2004 and fiscal 2004, respectively.

ADH-1 is a molecularly-targeted anti-cancer drug currently in a clinical program in combination with three different chemotherapy agents. We completed patient enrollment in our single agent Phase Ib/II and our single agent Phase II studies as of December 31, 2006. We incurred $9.8 million of internal and external expense on this compound during fiscal 2006. ADH-1 is a small peptide molecule that selectively targets N-cadherin, a protein present on certain tumor cells and the established blood vessels that supply the tumors.

Eniluracil, which we acquired as part of the Development and License agreement with GSK, is a DPD inhibitor that was previously under development by GSK for the treatment of cancer. During fiscal 2006 we incurred $2.9 million of internal and external expenditures for eniluracil, primarily to commence a Phase I clinical program. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-FU, one of the world's most widely-used oncology agents. 5-FU is currently used as first or second-line therapy for a variety of cancers including colorectal, breast, gastric, head and neck, ovarian and basal cell cancer of the skin, among others. We have obtained new proprietary data regarding the optimal usage of eniluracil in combination with 5-FU, which formed the basis of a patent application filed by us.

STS is a chemoprotectant that has been shown in Phase I and Phase II clinical studies conducted by investigators at OHSU to reduce loss of hearing in patients, both adults and children, treated with platinum-based agents. In 2006, we entered into an agreement with SIOPEL, a multi-disciplinary group of specialists under the umbrella of the International Society of Pediatric Oncology, for the conduct of a randomized trial of STS, a drug that Adherex is developing to reduce or prevent hearing loss in children associated with platinum-based chemotherapies. The trial is currently projected to begin in the first half of 2007. We continue to work with the Children's Oncology Group to initiate a randomized STS trial in children in the U.S.

As of December 31, 2006, our internal and external spending for each research and development program is as follows (in thousands of U.S. dollars):

	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005	Six Months Ended December 31, 2004	Fiscal Years Ended June 30, 2004	Cumulative From September 3, 1996 to December 31, 2006
ADH-1	$ 9,792	$ 8,248	$ 2,550	$ 2,503	$ 28,783
Eniluracil	2,910	2,552	-	-	5,462
Other anti-cancer	249	374	358	341	2,276
Total anti-cancer	12,951	11,174	2,908	2,844	36,521
STS	292	472	263	628	1,799
Other chemoprotectants and enhancers	-	17	-	-	33
Total chemoprotectants and enhancers	292	489	263	628	1,832
Other discovery projects	760	778	272	89	3,343
Transdermal drug delivery	-	-	-	-	689
Total research and development program expense	$ 14,003	$ 12,441	$ 3,443	$ 3,561	$ 42,385

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. We believe that the assumptions, judgments and estimates involved in our accounting for acquired intellectual property rights could potentially have a material impact on our consolidated financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our December 31, 2006 consolidated financial statements.

Functional and Reporting Currency

Effective January 1, 2005, we determined our functional currency had changed from the Canadian dollar to the U.S. dollar because the majority of our transactions are denominated in U.S. dollars as the result of increasing activities undertaken in the United States. Concurrent with this change in functional currency, we adopted the U.S. dollar as our reporting currency.

The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period, and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders' equity and totaled $5.9 million at December 31, 2006 and 2005.

Acquired Intellectual Property Rights

At December 31, 2006, our acquired intellectual property rights had a net book value of approximately $10.0 million and relate to intellectual property acquired in the acquisition of Oxiquant in November 2002. At December 31, 2006, only STS, a hearing protectant for patients undergoing platinum-based chemotherapy, remains recorded as acquired intellectual property. In accordance with the Canadian Institute of Chartered Accountants ("CICA") Section 3063 "Impairment of Long-Lived Assets," we review our intellectual property to determine if any events or changes have impaired the carrying value of the assets. We determine impairment by comparing the undiscounted future cash flows estimated to be generated by the asset to their respective carrying amounts. During the fourth quarter of 2006, we determined the carrying value of NAC, which has a net book value of $2.0 million, was fully impaired. During fiscal 2005, we determined our product candidate mesna was fully impaired resulting in a loss on impairment of $3.5 million.

The remaining intellectual property continues as an asset as required under Canadian GAAP and is being amortized on a straight-line basis over its estimated useful life of ten years from the date of acquisition.

Under U.S. GAAP, management has determined that the intellectual property is in-process research and development ("IPRD"), a concept that is not applicable under Canadian GAAP. IPRD is not capitalized under U.S. GAAP, but rather expensed at the time of acquisition. Consequently, the entire cost of the IPRD of CAD $31.2 million associated with the Oxiquant acquisition is reflected as a reconciling item in the December 31, 2006 consolidated financial statements, footnote 19, United States Accounting Principles, which reconciles Canadian GAAP to U.S. GAAP. In addition, during fiscal 2006 and 2005 the loss on impairment was not recorded under U.S. GAAP because the amount was previously expensed as IPRD.

Stock-Based Compensation

Effective January 1, 2002, we adopted the recommendations of the CICA set out in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, we elected to retroactively adjust retained earnings without restatement. On July 1, 2004, we increased the deficit by $2.1 million and increased contributed surplus by the same amount.

Deferred Leasehold Inducements

Leasehold inducements consist of periods of reduced rent and other capital inducements provided by the lessor. The leasehold inducements relating to the reduced rent periods are deferred and allocated over the term of the lease.

Outstanding Share Information

The outstanding share data for the Company as of December 31, 2006, is as follows (in thousands):

	December 31, 2006
Common shares	50,382
Warrants	15,820
Stock options	5,280
Total	71,482

On February 21, 2007, we completed the sale of equity securities with gross proceeds of $25.0 million. We sold 75.8 million units at a price of $0.33 per unit providing net proceeds of $23.3 million after deducting broker fees and certain other expenses. Each unit sold consisted of one common share and one-half of a common share purchase warrant. The public offering included an aggregate of 75.8 million shares of common stock along with 37.9 million investor warrants and 6.8 million broker warrants to acquire additional shares of our common stock. Each whole investor warrant entitles the holder to acquire one additional share of our common stock at an exercise price of $0.40 per share for a period of three years. Each whole broker warrant entitles the holder to acquire one unit at an exercise price of $0.33 per unit for a period of two years. As of February 28, 2007, the outstanding share data for the Company is as follows (in thousands):

	February 28, 2007
Common shares	126,141
Warrants	60,517
Stock options	5,829
Total	192,487

Canadian to U.S. GAAP

We present our consolidated financial results in accordance with Canadian GAAP. Significant differences exist between Canadian and U.S. GAAP and are presented in footnote 19 in the consolidated financial statements.

Recent Accounting Pronouncements

Financial Instruments

In January 2005, the CICA issued Section 1530, "Comprehensive Income," Section 3855, "Financial Instruments -Recognition and Measurement," and Section 3865, "Hedges." The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for us, the new standards will require presentation of a separate statement of comprehensive income. We currently are evaluating the impact of adopting these standards on our consolidated financial statements.

Operating and Business Risks

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. We are subject to risks inherent in the biopharmaceutical industry, including:

- a history of significant losses and no revenues to date;
- our product candidates are at an early stage of development, and we may never successfully develop or commercialize our product candidates;
- the possibility of delayed or unsuccessful human clinical trial with our product candidates could result in an increase to our development costs;
- the need to raise additional capital to fund operations;
- the ability to retain or enter into new collaborations might adversely impact the development of our drug candidates;
- the Children's Oncology Group and SIOPEL may not conduct clinical trials with STS as planned;
- we may experience difficulties in managing our growth as we expand;
- we may expand our business through new acquisitions that could disrupt our business, harm our financial condition and dilute current stockholders' ownership;

- we may lose key personnel or be unable to attract and retain additional personnel, which might adversely impact the development of our drug candidates;
- if our licenses to proprietary technology owned by others terminate or expire, we may not be able to successfully develop our product candidates;
- the enforcement and protection of our patents and licenses related to our product candidates, the possible infringement of the rights of others and potential off-label use or sale of our product candidates by competitors might harm our financial condition;
- the reliance on third-party contract manufacturers to produce drug substance;
- we conduct business internationally and are subject to laws and regulations of several countries, which may affect our ability to access regulatory agencies and the enforceability of our licenses;
- exchange rate fluctuations;
- the ability to obtain regulatory approval of our drug candidates;
- the uncertainty of market acceptance of our products, the competitive environments, pricing and reimbursement of our product candidates, if and when they are commercialized;
- the potential for product liability lawsuits in clinical trials or from commercial activities;
- the use of hazardous materials and chemicals in our research and development;
- new accounting or regulatory pronouncements may impact our future financial results;
- the fact we are a foreign investment company under U.S. tax law which has an adverse tax consequence for our U.S. shareholders;
- the volatile nature of our common stock price;
- the large number of common stock to be issued, through future financings, under currently issued warrants and stock options and warrants and stock options that may be issued in the future could substantially dilute our shareholders; and
- the loss of our foreign private issuer status will likely lead to additional expenses to fully comply with U.S. securities laws.

Our financial results will fluctuate from period to period and therefore are not necessarily meaningful and should not be relied upon as an indication of future financial performance. Such fluctuations in quarterly results or other factors beyond our control could affect the market price of our common stock. These factors include changes in earnings estimates by analysts, market conditions in our industry, announcements by competitors, changes in pharmaceutical and biotechnology industries, and general economic conditions. Any effect on our common stock could be unrelated to our longer-term operating performance. For a more detailed discussion of our risk factors, please refer to our public filings available at *www.sedar.com* and *www.sec.gov*.

Management's Statement of Responsibility

To the Shareholders of Adherex Technologies Inc.

Management is responsible for the preparation and presentation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgments.

Management has developed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits.

The Audit Committee, which is comprised of independent directors, reviews the consolidated financial statements, considers the report of the external auditors, assesses the adequacy of the Company's internal controls and recommends to the Board of Directors the independent auditors for appointment by the shareholders. The consolidated financial statements were reviewed by the Audit committee and approved by the Board of Directors.

The consolidated financial statements were audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

/s/ William P. Peters	/s/ James A. Klein, Jr.
William P. Peters, MD PhD MBA Chief Executive Officer and Chairman	James A. Klein, Jr. Chief Financial Officer

March 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Adherex Technologies Inc.

We have audited the accompanying consolidated balance sheets of Adherex Technologies Inc. and its subsidiaries as of December 31, 2006 and December 31, 2005 and the consolidated statements of operations, cash flows and stockholders' equity for the years ended December 31, 2006 and December 31, 2005, and the six months ended December 31, 2004 and for the year ended June 30, 2004 and for the period from September 3, 1996 to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Adherex Technologies Inc. and its subsidiaries at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and December 31, 2005, the six months ended December 31, 2004 and for the year ended June 30, 2004 and for the period from September 3, 1996 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in footnote 19 to the consolidated financial statements.

PricewaterhouseCoopers LLP

Raleigh, North Carolina
March 26, 2007

Adherex Technologies Inc.
(a development stage company)
Consolidated Balance Sheets
U.S. dollars and shares in thousands, except per share information

	December 31, 2006	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 5,665	$ 11,916
Cash pledged as collateral	53	53
Short-term investments	—	1,175
Accounts receivable	32	15
Investment tax credits recoverable	71	129
Prepaid expense	41	59
Other current assets	33	52
Total current assets	5,895	13,399
Capital assets	293	374
Leasehold inducements	440	518
Acquired intellectual property rights	9,956	14,154
Total assets	**$ 16,584**	**$ 28,445**
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	$ 2,074	$ 1,385
Accrued liabilities	2,621	1,279
Total current liabilities	4,695	2,664
Other long-term liabilities	40	13
Deferred lease inducement	625	537
Future income taxes	3,639	5,174
Total liabilities	**8,999**	**8,388**
Commitments and contingencies		
Shareholders' equity		
Common stock, no par value; unlimited shares authorized; 50,382 shares and 42,629 shares issued and outstanding, respectively	46,486	41,268
Contributed surplus	26,751	25,338
Cumulative translation adjustment	5,850	5,850
Deficit accumulated during development stage	(71,502)	(52,399)
Total shareholders' equity	**7,585**	**20,057**
Total liabilities and shareholders' equity	**$ 16,584**	**$ 28,445**

Signed on behalf of the Board of Directors

/s/ Arthur T. Porter
Arthur T. Porter
Director

/s/ Peter Morand
Peter Morand
Director

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.
(a development stage company)
Consolidated Statements of Operations
U.S. dollars and shares in thousands, except per share information

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004	Cumulative From September 3, 1996 to December 31, 2006
Revenue	$ -	$ -	$ -	$ -	$ -
Operating expenses:					
Research and development	14,003	12,441	3,443	3,561	42,385
General and administration	2,883	3,182	2,727	3,481	17,669
Amortization of acquired intellectual property rights	2,177	2,723	1,234	2,323	9,722
(Loss from operations)	(19,063)	(18,346)	(7,404)	(9,365)	(69,776)
Other income (expense):					
Loss on impairment of intellectual property	(2,021)	(3,539)	-	-	(5,560)
Settlement of Cadherin Biomedical Inc. litigation	-	-	(1,283)	-	(1,283)
Interest expense	(3)	(11)	-	(331)	(355)
Other income	-	-	-	-	98
Interest income	449	361	171	162	1,631
Total other income and (expense)	(1,575)	(3,189)	(1,112)	(169)	(5,469)
Loss before income taxes	(20,638)	(21,535)	(8,516)	(9,534)	(75,245)
Recovery of future income taxes	1,535	2,290	451	849	5,587
Net loss	**$(19,103)**	**$(19,245)**	**$ (8,065)**	**$ (8,685)**	**$(69,658)**
Net loss per share of common stock, basic and diluted	**$ (0.40)**	**$ (0.49)**	**$ (0.22)**	**$ (0.36)**	
Weighted-average number of shares of common stock outstanding, basic and diluted	**47,663**	**39,276**	**35,989**	**24,233**	

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.
(a development stage company)
Consolidated Statements of Cash Flows
U.S. dollars and shares in thousands, except per share information

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004	Cumulative From September 3, 1996 to December 31, 2006
Cash flows from (used in):					
Operating activities:					
Net loss	$(19,103)	$(19,245)	$ (8,065)	$ (8,685)	$(69,658)
Adjustments for non-cash items:					
Amortization of capital assets	86	224	50	224	1,158
Non-cash Cadherin Biomedical Inc. litigation expense	-	-	1,187	-	1,187
Unrealized foreign exchange loss	-	-	-	-	9
Amortization of acquired intellectual property rights	2,177	2,723	1,234	2,323	9,722
Recovery of future income taxes	(1,535)	(2,290)	(451)	(849)	(5,587)
Loss on impairment of intellectual property	2,021	3,539	-	-	5,560
Amortization of leasehold inducements	165	108	-	(48)	26
Non-cash severance expense	-	-	-	-	168
Stock options issued to consultants	101	275	40	145	565
Stock options issued to employees	491	1,402	598	-	2,491
Accrued interest on convertible notes	-	-	-	331	341
Changes in operating assets and liabilities	2,122	1,003	730	601	4,115
Net cash used in operating activities	(13,475)	(12,261)	(4,677)	(5,958)	(49,903)
Investing activities:					
Purchase of capital assets	(5)	(102)	(294)	(154)	(1,351)
Disposal of capital assets	-	-	67	-	115
Release of restricted cash	-	-	-	192	190
Restricted cash	-	22	(38)	-	(207)
Purchase of short-term investments	-	(3,435)	(6,467)	(7,056)	(22,148)
Redemption of short-term investments	1,175	2,260	13,965	-	22,791
Investment in Cadherin Biomedical Inc.	-	-	-	-	(166)
Acquired intellectual property rights	-	-	-	-	(640)
Net cash provided (used) in investing activities	1,170	(1,255)	7,233	(7,018)	(1,416)
Financing activities:					
Conversion of long-term debt to equity	-	-	-	-	68
Long-term debt repayments	-	-	-	-	(65)
Capital lease repayments	-	-	-	-	(8)
Issuance of common stock	6,096	8,134	-	23,458	52,772
Registration expense	-	-	(465)	-	(465)
Financing expenses	(57)	(141)	-	(346)	(544)
Proceeds from convertible note	-	-	-	1,292	3,017
Other liability repayments	(13)	(59)	36	(51)	(87)
Security deposits received	28	-	-	-	28
Proceeds from exercise of stock options	-	25	-	22	51
Net cash provided (used) in financing activities	6,054	7,959	(429)	24,375	54,767
Effect of exchange rate changes on cash and cash equivalents	-	-	1,747	62	2,217
Net change in cash and cash equivalents	(6,251)	(5,557)	3,874	11,461	5,665
Cash and cash equivalents - Beginning of period	11,916	17,473	13,599	2,138	-
Cash and cash equivalents - End of period	$ 5,665	$ 11,916	$17,473	$13,599	$ 5,665
Supplemental non-cash information:					
Leasehold improvements financed by leasehold inducements	$ -	$ -	$ 76	$ -	$ -
Leasehold improvements – Maplewood	-	544	-	-	-
Convertible notes settled in private placement	-	-	-	1,822	-
Acquisition of CBI	-	-	1,187	-	-

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.
(a development stage company)
Consolidated Statements of Stockholders Equity
U.S. dollars and shares in thousands, except per share information

	Common Stock Number	Common Stock Amount	Non-redeemable Preferred Stock of Subsidiary	Contributed Surplus	Cumulative Translation Adjustment	Deficit Accumulated During Development Stage	Total Shareholders' Equity
Balance at June 30, 1996	-	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	1,600	-	-	-	-	-	-
Net loss	-	-	-	-	-	(37)	(37)
Balance at June 30, 1997	1,600	-	-	-	-	(37)	(37)
Net loss	-	-	-	-	-	(398)	(398)
Balance at June 30, 1998	1,600	-	-	-	-	(435)	(435)
Exchange of Adherex Inc. shares for Adherex Technologies Inc. shares	(1,600)	-	-	-	-	-	-
Issuance of common stock	4,311	1,615	-	-	-	-	1,615
Cumulative translation adjustment	-	-	-	-	20	-	20
Net loss	-	-	-	-	-	(958)	(958)
Balance at June 30, 1999	4,311	1,615	-	-	20	(1,393)	242
Issuance of common stock	283	793	-	-	-	-	793
Issuance of equity rights	-	-	-	171	-	-	171
Issuance of special warrants	-	-	-	255	-	-	255
Settlement of advances:							
Issuance of common stock	280	175	-	-	-	-	175
Cancellation of common stock	(120)	-	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	16	-	16
Net loss	-	-	-	-	-	(1,605)	(1,605)
Balance at June 30, 2000	4,754	2,583	-	426	36	(2,998)	47
Issuance of common stock:							
Initial public offering	1,333	5,689	-	-	-	-	5,689
Other	88	341	-	-	-	-	341
Issuance of special warrants	-	-	-	1,722	-	-	1,722
Conversion of special warrants	547	1,977	-	(1,977)	-	-	-
Issuance of Series A special warrants	-	-	-	4,335	-	-	4,335
Conversion of Series A special warrants	1,248	4,335	-	(4,335)	-	-	-
Conversion of equity rights	62	171	-	(171)	-	-	-
Cumulative translation adjustment	-	-	-	-	141	-	141
Net loss	-	-	-	-	-	(2,483)	(2,483)
Balance at June 30, 2001	8,032	15,096	-	-	177	(5,481)	9,792
Cumulative translation adjustment	-	-	-	-	(124)	-	(124)
Net loss	-	-	-	-	-	(3,596)	(3,596)
Balance at June 30, 2002	8,032	15,096	-	-	53	(9,077)	6,072

(continued on next page)

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.
(a development stage company)
Consolidated Statements of Stockholders Equity (continued)
U.S. dollars and shares in thousands, except per share information

	Common Stock		Non-redeemable Preferred Stock of Subsidiary	Contributed Surplus	Cumulative Translation Adjustment	Deficit Accumulated During Development Stage	Total Shareholders' Equity
	Number	Amount					
Balance at June 30, 2002	8,032	15,096	-	-	53	(9,077)	6,072
Stated capital reduction	-	(9,489)	-	9,489	-	-	-
Common stock issued for Oxiquant acquisition	8,032	11,077	-	543	-	-	11,620
Exercise of stock options	5	4	-	-	-	-	4
Distribution to shareholders	-	-	-	-	-	(158)	(158)
Stock options issued to non-employees	-	-	-	4	-	-	4
Equity component of June convertible notes	-	-	-	1,058	-	-	1,058
Financing warrants	-	-	-	53	-	-	53
Cumulative translation adjustment	-	-	-	-	2,047	-	2,047
Net loss	-	-	-	-	-	(5,483)	(5,483)
Balance at June 30, 2003	16,069	16,688	-	11,147	2,100	(14,718)	15,217
Stock options issued to consultants	-	-	-	148	-	-	148
Repricing of warrants related to financing	-	-	-	18	-	-	18
Equity component of December convertible notes	-	-	-	1,124	-	-	1,124
Financing warrants	-	-	-	54	-	-	54
Conversion of June convertible notes	1,728	1,216	-	(93)	-	-	1,123
Conversion of December convertible notes	1,085	569	-	(398)	-	-	171
Non-redeemable preferred stock	-	-	1,045	-	-	-	1,045
December private placement	11,522	8,053	-	5,777	-	-	13,830
May private placement	4,669	6,356	-	2,118	-	-	8,474
Exercise of stock options	18	23	-	-	-	-	23
Amalgamation of 2037357 Ontario Inc.	800	660	(1,045)	363	-	-	(22)
Cumulative translation adjustment	-	-	-	-	304	-	304
Net loss	-	-	-	-	-	(8,685)	(8,685)
Balance at June 30, 2004	35,891	33,565	-	20,258	2,404	(23,403)	32,824
Stock options issued to consultants	-	-	-	39	-	-	39
Stock options issued to employees	-	-	-	604	-	-	604
Retroactive adjustment for stock-based compensation	-	-	-	1,686	-	(1,686)	-
Cost related to SEC registration	-	(493)	-	-	-	-	(493)
Acquisition of Cadherin Biomedical Inc.	644	1,252	-	-	-	-	1,252
Cumulative translation adjustment	-	-	-	-	3,446	-	3,446
Net loss – six months	-	-	-	-	-	(8,065)	(8,065)
Balance at December 31, 2004	36,535	34,324	-	22,587	5,850	(33,154)	29,607

(continued on next page)

(The accompanying notes are an integral part of these financial statements)

Adherex Technologies Inc.
(a development stage company)
Consolidated Statements of Stockholders Equity (continued)
U.S. dollars and shares in thousands, except per share information

	Common Stock		Non-redeemable Preferred Stock of Subsidiary	Contributed Surplus	Cumulative Translation Adjustment	Deficit Accumulated During Development Stage	Total Shareholders' Equity
	Number	Amount					
Balance at December 31, 2004	36,535	34,324	-	22,587	5,850	(33,154)	29,607
Cost related to financing	-	(141)	-	-	-	-	(141)
Exercise of stock options	15	25	-	-	-	-	25
Stock options issued to consultants	-	-	-	275	-	-	275
Stock options issued to employees	-	-	-	1,402	-	-	1,402
July private placement	6,079	7,060	-	1,074	-	-	8,134
Net loss	-	-	-	-	-	(19,245)	(19,245)
Balance at December 31, 2005	42,629	41,268	-	25,338	5,850	(52,399)	20,057
Stock options issued to consultants	-	-	-	101	-	-	101
Stock options issued to employees	-	-	-	490	-	-	490
May private placement	7,753	5,218	-	822	-	-	6,040
Net loss	-	-	-	-	-	(19,103)	(19,103)
Balance at December 31, 2006	50,382	$46,486	$ -	$ 26,751	$ 5,850	$ (71,502)	$ 7,585

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.
(a development stage company)
Notes to the Consolidated Financial Statements
U.S. dollars and shares in thousands, except per share information

1. Nature of Operations

Adherex Technologies Inc. ("Adherex"), together with its wholly owned subsidiaries Oxiquant, Inc. ("Oxiquant") and Adherex, Inc., both Delaware corporations and Cadherin Biomedical Inc. ("CBI"), collectively referred to herein as the "Company," is a development stage biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer.

On December 17, 2004, the Company's Board of Directors approved a change in the Company's fiscal year end from a twelve-month period ending June 30 to a twelve-month period ending December 31.

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of Adherex and of all its subsidiaries. Investments over which the Company has control are fully consolidated. All material inter-company balances and transactions have been eliminated upon consolidation.

Share consolidation

On July 20, 2005, the Company announced that the Board of Directors had approved a share consolidation of the Company's common stock at a ratio of one-for-five. The share consolidation had previously been approved by the Company's shareholders at the Annual and Special Meeting held on April 29, 2005. The number of shares of Adherex common stock, stock options and warrants issued and outstanding and the basic and diluted weighted-average shares outstanding as well as per share data and per stock option data have been adjusted for all periods presented to reflect the one-for-five share consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Change in functional and reporting currency

Effective January 1, 2005, the Company determined that its functional currency had changed from the Canadian dollar to the United States ("U.S.") dollar because the majority of its operations are denominated in U.S. dollars as the result of increasing activities undertaken in the U.S. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency.

The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in stockholders' equity and total $5,850 at December 31, 2006, and December 31, 2005.

Cash and cash equivalents

The Company considers all highly liquid investments with maturity of three months or less at the date of purchase to be cash or cash equivalents. The carrying value of cash and cash equivalents approximates their fair value due to the short-term nature of these items.

Cash pledged as collateral

The Company has pledged cash as collateral on corporate credit accounts in the form of interest-bearing term deposits.

Short-term investments

Short-term investments consist primarily of corporate bonds and bankers notes. The Company invests in high credit quality investments in accordance with its investment policy designed to protect the principal investment. Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at book value plus accrued interest with unrealized gains and losses recognized as investment income.

Capital assets

Capital assets are initially recorded at cost and are then amortized using the declining balance method at the following annual rates:

Furniture, fixtures and office equipment	20%
Computer equipment	30%
Computer software	100%
Laboratory equipment	20%

Leasehold improvements are amortized on a straight-line basis over the lease term.

Deferred leasehold inducements

Leasehold inducements consist of periods of reduced rent and other capital inducements provided by the lessor. The leasehold inducements relating to the reduced rent periods are deferred and allocated over the term of the lease. The Company received lease inducements in the form of leasehold improvements and rent-free periods.

Acquired intellectual property rights

Acquired intellectual property rights are recorded at cost and are being amortized over their estimated useful lives on a straight-line basis over ten years.

Impairment of long-lived assets

The Company tests the recoverability of long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company records an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted cash flows from the asset.

Convertible notes

The Company splits convertible notes into their respective liability and equity components based on the relative fair value of each component.

Common stock and warrants

Common stock is recorded as the net proceeds received on issuance after deducting all share issue costs and the value of investor warrants. Warrants are recorded at fair value and are deducted from the proceeds of common stock and recorded on the consolidated statements of shareholders' equity as contributed surplus.

Revenue recognition

The Company recognizes revenue from multiple element arrangements under development and license agreement, which include license payments, milestones and royalties. Revenue arrangements with multiple deliverables are accounted for under the provisions of the Emerging Issues Committee Abstract# -142, Revenue Arrangements With Multiple Deliverables, and are divided into separate units of accounting if certain criteria are met. The consideration the Company receives is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units.

Non-refundable up-front payments received in conjunction with the development and license agreement, including license fees and milestones are deferred and recognized on a straight-line basis over the relevant periods.

The Company records royalty revenue in accordance with the contract terms once it can be reliably measured and the collection is reasonably assured.

Research and development costs and investment tax credits

Research costs, including employee compensation, laboratory fees, lab supplies, and research and testing performed under contract by third parties, are expensed as incurred. Development costs, including drug substance costs, clinical study expenses and regulatory expenses are also generally expensed as incurred unless such costs meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product that the Company intends to produce and market, there must be a clearly defined market for the product and the Company must have the resources, or access to resources, necessary to complete the development. To date, no development costs have been deferred.

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured. They are applied to reduce related capital costs and research and development expenses in the year recognized.

Income taxes

The Company accounts for income taxes under the asset and liability method that requires the recognition of future income tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. The Company provides a valuation allowance on net future tax assets when it is more likely than not that such assets will not be realized.

U.S. dollars and shares in thousands, except per share information

Foreign currency translation

All of the Company's foreign operations are integrated. Financial statements of integrated foreign operations are translated as follows:

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets were acquired or the obligations incurred. Expenses denominated in foreign currencies are translated at the relevant exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year.

Stock-Based compensation plan

Effective January 1, 2002, the Company adopted the recommendations of the CICA set out in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, the Company elected to retroactively adjust retained earnings without restatement. On July 1, 2004, the Company increased the deficit by $1,686 and increased contributed surplus by the same amount.

Loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed the same method, except the weighted average number shares of common stock and includes, where applicable convertible debentures, stock options and warrants, if dilutive.

3. Cash, Cash Equivalents and Short-Term Investments

The following table summarizes the Company's cash and cash equivalents, cash pledged as collateral and short-term investments at December 31, 2006 and December 31, 2005:

	December 31, 2006	December 31, 2005
Cash and cash equivalents	$5,665	$11,916
Cash pledged as collateral	53	53
Short-term investments	-	1,175
	$5,718	$13,144

The Company had no short-term investments at December 31, 2006. At December 31, 2005 short-term investments were $1,175 and consisted of corporate commercial paper with maturities of 154 to 176 days with their market value approximating their fair value.

Cash pledged as collateral in all years presented relates to amounts to secure certain corporate credit accounts.

U.S. dollars and shares in thousands, except per share information

4. Acquired Intellectual Property

On November 20, 2002, Adherex acquired certain intellectual property for chemotherapeutics with a focus in chemoprotection and chemoenhancement. The intellectual property resided in Oxiquant, a holding company with no active business. The Company consummated the acquisition by reverse triangular merger, pursuant to which the Company acquired all of the issued and outstanding securities of Oxiquant through an amalgamation of Oxiquant with a wholly owned subsidiary of the Company, formed for this purpose. The assets consisted of an exclusive worldwide license to mesna from Rutgers, The State University of New Jersey ("Rutgers"), and certain intellectual property from Oregon Health & Science University ("OHSU") relating to the use of sodium thiosulfate ("STS") and N-acetylcysteine ("NAC").

The intellectual property at the date of acquisition in Canadian dollars was valued at CAD$31,162 reflecting net liabilities assumed of CAD$401 and a provision for future income tax liability of CAD$11,390, resulting in total consideration of CAD$19,371. The consideration took the form of 8,032 shares of common stock of Adherex with a fair value, in Canadian dollars at the date of acquisition, of CAD$17,544, as well as 461 warrants valued at CAD$640, and 170 introduction warrants valued at CAD$220. In addition, there were transaction costs in Canadian dollars of CAD$967. The acquired intellectual property was deemed to have a ten year useful life, amortized on a straight-line basis.

At December 31, 2005, the Company determined the carrying value of the intellectual property relating to mesna, which had a book value of $3,539, and a related future income tax benefit of $1,294, was fully impaired and written off based on the Company's lack of any further developmental plans. This decision was based on the addition of eniluracil to the Company's R&D portfolio, along with the financial resources additionally devoted to the development of ADH-1. The loss on impairment is calculated as the amount by which the carrying amount of the asset exceeds its discounted cash flows.

At December 31, 2006, the Company determined the carrying value of the intellectual property relating to NAC, which had a book value of $2,021, and a related future income tax benefit of $739, was fully impaired and written off because the Company has no plans for further development of NAC and will allocate its resources to ADH-1, eniluracil and STS. The loss on impairment is calculated as the amount by which the carrying amount of the asset exceeds its undiscounted cash flows.

5. Capital Assets

	December 31, 2006		December 31, 2005	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Furniture, fixtures and office equipment	$ 92	$ 44	$ 92	$ 32
Computer equipment	131	75	125	48
Computer software	124	124	125	125
Laboratory equipment	591	405	591	358
Leasehold improvements	4	1	4	—
	942	$ 649	937	$ 563
Accumulated amortization	(649)		(563)	
Net book value	$ 293		$ 374	

Amortization of capital assets was $86 and $224 for the years ended December 31, 2006 and 2005, respectively.

U.S. dollars and shares in thousands, except per share information

6. Leasehold Inducements

On August 31, 2005 the Company entered into agreements to lease a new office and laboratory facility ("Maplewood Facility") and sublease the Company's existing facility ("Englert Facility") on similar terms as in the original lease. As an incentive to enter into the new lease, the Company received free rent and capital inducements. The Company is paying only half rent for the Maplewood Facility over the first 24 months of the 84-month lease term and received additional inducements in the form of furniture, equipment and leasehold improvements with a fair market value of approximately $544. As part of the sublease of the Englert Facility the Company provided furniture, equipment and leasehold improvements with a net book value of $156 and an approximate fair market value of $75. In addition, the Company has written-off the $68 liability related to leasehold improvements at the Englert Facility and included this amount in the deferred rent inducement as the Company's sublessee is now contractually obligated to make those payments; however, should the sublessee default on such payments Adherex would then become liable for the remaining amount.

The Company will record rent expense by charging the total rental payments plus the value of the capital inducements received against earnings on a straight-line basis over the 84-month term of the lease, which expires on August 31, 2012.

7. Cadherin Biomedical Inc.

On September 27, 2002, CBI was incorporated as a wholly owned subsidiary of Adherex. The Company granted CBI an exclusive worldwide, royalty-free license to develop, market and distribute pharmaceuticals and therapeutics for non-cancer applications based on or derived from the Company's cadherin platform owned or licensed under a collaboration agreement with McGill University ("McGill") and paid to CBI $158 in cash, in exchange for 8,032 Class A Preferred Shares of CBI, which constituted all of the issued and outstanding shares of CBI. The Company distributed the Class A Preferred Shares of CBI pro rata to its shareholders of record at the time, after which such shareholders held all of the issued and outstanding shares of CBI. This divestiture of the Company's non-cancer assets was a condition precedent to the acquisition in November 2002 of Oxiquant, a U.S.-based development stage pharmaceutical company with a focus in chemoprotection and chemoenhancement.

In February 2004, the Company filed a claim in the Ontario Superior Court of Justice against CBI in the amount of $75 on account of unpaid goods and services rendered. In July 2004, CBI filed a statement of defense and counterclaim in response to such claim. CBI's counterclaim sought approximately $3,800 in damages relating to the license agreement between the companies. On December 3, 2004, the Company acquired all of the issued and outstanding shares of CBI. Pursuant to the terms of the amalgamation, the Company issued to CBI shareholders approximately 0.6 million shares of Adherex common stock valued at approximately $1,300 based on a 20 day weighted average trading price in exchange for all of the issued and outstanding shares of CBI. Immediately prior to the acquisition of CBI, directors and officers of the Company owned an aggregate of 99 shares of CBI stock and were therefore entitled to receive approximately 7 shares of common stock of Adherex pursuant to the terms of the amalgamation. CBI had no material operations due to minimal financial resources. The total cost of the acquisition has been recorded as follows:

Adherex common stock	$ (1,252)
Transaction costs	(119)
Net financial assets acquired	23
Settlement of CBI litigation	$ (1,348)

U.S. dollars and shares in thousands, except per share information

Adherex acquired CBI to settle the litigation between the two companies and to reacquire the non-cancer rights to the cadherin-based intellectual property. The issuance of the 640 shares of common stock and the associated transaction expenses have been recorded as settlement of CBI litigation and therefore expensed in the Statement of Operations for the six months ended December 31, 2004.

8. Convertible Notes

On June 23, 2003, the Company issued senior secured convertible notes with a face value totaling $2,219. These notes were convertible into common stock and warrants to acquire common stock of the Company upon completion of an equity fund raising round. Investors also received warrants to purchase an aggregate of 345 shares of common stock of the Company with an exercise price of CAD$2.75 per share. The notes bore interest at an annual rate of eight percent compounded semi-annually, and matured one year from issue but were renewable for one additional year at the option of the Company. In connection with this issuance, the Company issued broker warrants to purchase 101 shares of common stock exercisable at a price of CAD$2.35 per share.

On December 3, 2003, the Company issued additional senior secured convertible notes with a face value totaling CAD$1,458. These notes were convertible into common stock and warrants to acquire common stock of the Company upon completion of an equity fund raising round. Also, investors received warrants for 271 shares of common stock exercisable at a price of CAD$2.15 per share. The notes bore interest at an annual rate of eight percent compounded semi-annually, and matured one year from issue but were renewable for one additional year at the option of the Company. The Company also issued broker warrants to purchase 94 shares of common stock exercisable at a price of CAD$2.15 per share.

Under the terms of the June 2003 financing, the Company could not issue any further debt without the consent of the June convertible note holders. As an inducement to obtain consent to the December 3, 2003 financing, the exercise price of 287 warrants granted in the June financing were changed from CAD$2.75 to CAD$2.15 per share on December 3, 2003, making the terms of both debt financings substantially the same. Warrants held by Company insiders were not repriced. The reduction of exercise price resulted in an increase in the fair value of the warrants on the date of the change of $18. The increase was recorded as interest expense.

Upon issuance, values were ascribed to the investor warrants and to the conversion feature with the remainder being ascribed to the debt portion of the note. These values were being amortized over the life of the notes. As a result, the notes accrued interest at an implied rate in excess of 50 percent, although cash interest was only 8 percent.

On December 19, 2003, the Company completed an equity round as described in footnote 9 – Shareholders' Equity, "Equity financings." This caused the June and the December notes to convert into 2,813 shares of common stock and 1,407 warrants to purchase common stock. The warrants are exercisable at CAD$2.15 per share and expire December 19, 2008.

The carrying values of the debt and the conversion option components associated with the notes, net of expenses of the offerings, were transferred to equity and split between common stock and contributed surplus ($1,785 to common stock and $1,202 to contributed surplus).

U.S. dollars and shares in thousands, except per share information

9. Shareholders' Equity

Authorized capital stock

The Company's authorized capital stock consists of an unlimited number of shares of no par common stock.

Special warrants

From May 2000 through November 2000, the Company issued special warrants. Each special warrant was sold for CAD$25.00 and entitled the holder thereof to acquire, for no additional consideration, four shares of common stock of the Company. The special warrants also included a price protection adjustment determined by dividing CAD$32.50 by the initial public offering ("IPO") price of CAD$7.50.

During the year ended June 30, 2000, 16 of 126 special warrants were issued, with the balance of 110 issued in the period ended June 30, 2001. Upon completion of the IPO, on June 5, 2001, these special warrants were converted to 547 shares of common stock, which included 42 shares of common stock issued under the price protection adjustment.

Series A special warrants

During October 2000, the Company issued Series A special warrants. Each Series A special warrant was sold at CAD$6.25 and entitled the holder to acquire, for no additional consideration, one share of common stock of the Company. The Series A special warrants also included a price protection adjustment determined by dividing CAD$8.125 by the IPO price.

Upon completion of the IPO on June 5, 2001, these Series A special warrants were converted to 1,248 shares of common stock, which included 96 shares of common stock issued under the price protection adjustment.

In addition, each Series A special warrant included a share purchase warrant entitling the holder to purchase an additional share of common stock at the IPO price, which was also subject to the price protection adjustment, so that 1,248 additional common stock could have been sold at the IPO price. These share purchase warrants expired unexercised on September 3, 2001.

Equity rights

On September 28, 1999, University Medical Discoveries Inc. ("UMDI") invested $171 for equity of the Company. The form of this equity was to be the same as the first class of securities to raise greater than $683 subsequent to the date of the investment. The date of conversion was dependent on certain milestones being met under a specific research project. On August 24, 2000, the Company and UMDI agreed to convert UMDI's $171 investment into 62 shares of common stock of the Company.

Triathlon settlement

During fiscal 2000, other advances totaling $175 were settled by the issuance to Triathlon Limited of 280 shares of common stock of the Company. The number of shares issued was determined with reference to the fair value at the time the advances were made.

U.S. dollars and shares in thousands, except per share information

Shire BioChem Inc. agreement

On August 17, 2000, the Company entered into a subscription agreement and a license agreement with Shire BioChem Inc. ("BioChem"). Under the subscription agreement, BioChem purchased 80 shares of common stock of the Company for $341. Pursuant to a price protection clause in the agreement, an additional seven shares of common stock were issued on completion of the Company's IPO on June 5, 2001.

Initial public offering

On June 5, 2001, the Company completed an IPO issuing 1,333 shares of common stock at a price of CAD$7.50 per share. Net proceeds of this offering credited to capital stock amounted to $5,689, after deducting the underwriting fee of $501 and expenses of $354. As additional compensation in connection with the offering, the Company granted the underwriters non-assignable support options representing ten percent of the offered shares. Each support option entitled the holder to purchase one share of common stock on or before June 5, 2003 at CAD$7.50. The Company also granted the underwriters an option ("Over-allotment Option") to purchase up to 200 shares of common stock at the offering price for a period ending 30 days from the close of the offering. On July 5, 2001, the Over-allotment Option expired unexercised.

Stated capital reduction

As a prerequisite of the Oxiquant transaction, Adherex licensed all of its cadherin-related intellectual property for non-cancer applications and transferred $158 cash to CBI, a wholly-owned subsidiary of Adherex at the time, in return for Class A Preferred Shares of CBI. These CBI Class A Preferred Shares were then distributed to all of the Adherex shareholders of record by way of special dividend, effecting a "spin out" of CBI and the non-cancer assets from Adherex.

In order to effect such a distribution under Section 42 of the CBCA, the Company was legally required to reduce its stated capital so that the aggregate amount of its liabilities and stated capital did not exceed the realizable value of Adherex's assets.

Management determined that the stated capital needed to be reduced by $9,489, in order to comply with the requirements of Section 42 of the CBCA.

Warrants issued on acquisition of intellectual property

In connection with the acquisition of the intellectual property of Oxiquant in November 2002, the Company issued 461 warrants with an exercise price of CAD$3.585 that expire on May 20, 2007 and 170 introduction warrants with an exercise price of CAD$2.05 that expire on November 20, 2007.

Convertible note warrants

In connection with the June 2003 issuance of senior secured convertible notes, the Company issued 345 warrants with an exercise price of CAD$2.75 per share that expire on June 23, 2007 and 101 broker warrants with an exercise price of CAD$2.35 per share that expired on June 23, 2005 unexercised. As an inducement to consent to the issuance of the December 2003 convertible notes, the exercise price of 287 of these warrants was changed from CAD$2.75 per share to CAD$2.05 per share on December 3, 2003.

U.S. dollars and shares in thousands, except per share information

In connection with the December 2003 issuance of additional senior secured convertible notes, the Company issued 271 investor warrants with an exercise price of CAD$2.15 per share that expire on December 3, 2007 and 94 broker warrants with an exercise price of CAD$2.15 per share that expired on December 3, 2005 unexercised.

Equity financings

On December 19, 2003, the Company completed a private placement of equity securities totaling $16,095, comprised of (i) $15,050 for 11,522 units, at a price of CAD$1.75 per unit, comprised of an aggregate of 11,522 shares of common stock and warrants to acquire 5,761 shares of common stock of Adherex with an exercise price of CAD$2.15 per share and (ii) $1,045 for 800 Series 1 Preferred Shares and warrants to purchase 400 Series 1 Preferred Shares of 2037357 Ontario Inc. The $5,777 estimated fair value of the warrants has been allocated to contributed surplus and the balance of $8,031 has been credited to common stock. The non-redeemable Series 1 Preferred Shares of 2037357 Ontario Inc. ("Preferred Shares") were exchangeable into 800 shares of common stock of Adherex. Upon such an exchange, all of the then outstanding warrants to purchase the Preferred Shares would be exchanged for an equal number of warrants to purchase Adherex common stock, which would have an exercise price of CAD$2.15 per share. The $1,045 was to be spent on specific research and development projects in Ontario, Canada as designated by Adherex. Adherex could compel the exchange of the Preferred Shares into common stock and warrants for common stock of Adherex at any time after January 3, 2005. The Company also issued broker warrants to purchase 1,226 shares of common stock exercisable at a price of CAD$2.15 per share.

2037357 Ontario Inc. has been accounted for in accordance with the substance of the transaction. The $1,045 has been recorded as non-redeemable Preferred Shares and the amounts expended were recorded as expenses in the relevant periods. On June 14, 2004, the preferred shares and warrants were exchanged for 800 shares of Adherex common stock and warrants to purchase 400 shares of Adherex common stock. In June 2004, 2037357 Ontario Inc. became a wholly owned subsidiary of the Company and was amalgamated with Adherex Technologies Inc. The investment has been split between the estimated fair value of the warrants of $371, which has been included in contributed surplus, and the remainder of $674, which has been recorded in common stock.

On May 20, 2004, the Company completed equity financings with total gross proceeds of $9,029 less $555 in estimated issuance costs. The Company issued 4,669 units at a purchase price of CAD$2.65 per unit with each unit consisting of one share of common stock and one-half of a common stock purchase warrant. Each whole warrant entitles the holder to acquire one additional share of common stock at an exercise price of CAD$3.50. The $2,118 value of the warrants has been allocated to contributed surplus and the balance of $6,356 has been credited to common stock.

On July 20, 2005, the Company completed a private placement of equity securities for gross proceeds of $8,510 for 6,079 units at a price of $1.40 per unit, providing net proceeds of $8,134 after deducting broker fees and other expenses of $376. Each unit consisted of one common share and 0.30 of a common share purchase warrant. The private placement comprised an aggregate of 6,079 shares of common stock, along with 1,824 investor warrants and 57 broker warrants to acquire additional shares of Adherex common stock. Each whole investor warrant entitles the holder to acquire one additional share of common stock of Adherex at an exercise price of $1.75 per share for a period of three years and each whole broker warrant entitles the holder to acquire one share of Adherex common stock at an exercise price of $1.75. The investor warrants, with a value of $1,074 based on the Black-Scholes option pricing model, have been allocated to contributed surplus and the remaining balance of $7,060 has been credited to common stock.

On May 8, 2006, the Company completed a private placement of equity securities for gross proceeds of $6,512 for 7,753 units at a price of $0.84 per unit providing net proceeds of $6,096 after deducting broker fees and

U.S. dollars and shares in thousands, except per share information

certain other expenses. Each unit consisted of one common share and 0.30 of a common share purchase warrant. The private placement comprised an aggregate of 7,753 shares of common stock, along with 2,326 investor warrants and 465 broker warrants to acquire additional shares of Adherex common stock. Each whole investor warrant entitles the holder to acquire one additional share of Adherex common stock at an exercise price of $0.97 per share for a period of four years. Each whole broker warrant entitles the holder to acquire one share of Adherex common stock at an exercise price of $0.97 per share for a period of two years. The investor warrants, with a value of $822 based on the Black-Scholes option pricing model, have been allocated to contributed surplus and the remaining balance of $5,220 has been credited to common stock.

Warrants to Purchase Common Stock

As of December 31, 2006 the Company has the following warrants to purchase common stock outstanding priced in Canadian dollars with a weighted-average exercise price of CAD$2.49 and a weighted-average remaining contractual life of 1.48 years.

Warrant Description	Number Outstanding at December 31, 2006	Exercise Price In Canadian Dollars	Expiration Date	Remaining Contractual Life (years)
Investor warrants	2,335	CAD$3.50	May 20, 2007	0.38
Acquisition warrants	461	CAD$3.59	May 20, 2007	0.38
Convertible notes warrants	287	CAD$2.05	June 23, 2007	0.48
Convertible notes warrants	57	CAD$2.75	June 23, 2007	0.48
Agent warrants	170	CAD$2.05	November 20, 2007	0.89
Convertible notes warrants	271	CAD$2.15	December 3, 2007	0.92
Investor warrants	7,567	CAD$2.15	December 19, 2008	1.97
	11,148			

As of December 31, 2006 the Company has the following warrants to purchase common stock outstanding priced in U.S. dollars with a weighted-average exercise price of $1.32 and a weighted-average remaining contractual life of 2.42 years.

Warrant Description	Number Outstanding at December 31, 2006	Exercise Price In U.S. Dollars	Expiration Date	Remaining Contractual Life (years)
Agent warrants	57	$1.75	July 20, 2007	0.55
Agent warrants	465	$1.35	May 7, 2008	1.35
Investor warrants	1,824	$1.75	July 20, 2008	1.55
Investor warrants	2,326	$0.97	May 7, 2010	3.35
	4,672			

U.S. dollars and shares in thousands, except per share information

Stock options

The Compensation Committee of the Board of Directors administers the Company's stock option plan. The Compensation Committee designates eligible participants to be included under the plan and approves the number of options to be granted from time to time under the plan. A maximum of 5,600 options, not including the 700 options issued to the Chief Executive Officer and specifically approved by the shareholders, are authorized for issuance under the plan. The option exercise price for all options issued under the plan is based on the fair value of the underlying shares on the date of grant. All options vest within three years or less and are exercisable for a period of seven years from the date of grant. The stock option plan, as amended, allows the issuance of Canadian and U.S. dollar grants. A summary of the stock option transactions, for both the Canadian and U.S. dollar grants, through the year ended December 31, 2006 is below. The following options granted under the stock option plan are exercisable in Canadian dollars:

		Exercise Price in Canadian Dollars	
	Number of Options	Range	Weighted-average
Outstanding at June 30, 2002	741	$1.6375-7.50	$3.70
Cancelled	(114)	1.6375-6.25	4.65
Exercised	(3)	1.6375	1.65
Granted	1,021	1.65-1.75	1.65
Outstanding at June 30, 2003	1,645	1.6375-7.50	2.40
Cancelled	(27)	1.70-3.25	1.75
Exercised	(18)	1.6375-1.75	1.70
Granted	1,676	2.25-3.25	2.50
Outstanding at June 30, 2004	3,276	1.6375-7.50	2.45
Cancelled	(10)	3.25-6.25	5.65
Granted	497	1.95-2.20	2.00
Outstanding at December 31, 2004	3,763	1.6375-7.50	2.40
Cancelled	(84)	1.6375-6.25	2.93
Exercised	(15)	1.6375-1.70	1.66
Granted	-	-	-
Outstanding at December 31, 2005	3,664	1.6375-7.50	2.39
Cancelled	(262)	1.6375-6.25	2.00
Granted	-	-	-
Outstanding at December 31, 2006	3,402	$1.6375-7.50	$2.42

U.S. dollars and shares in thousands, except per share information

	Options Outstanding			Options Exercisable		
Range of Exercise Price in Canadian Dollars	Number Outstanding at December 31, 2006	Weighted-average Exercise Price in Canadian Dollars	Weighted-average Remaining Contractual Life (years)	Number Outstanding at December 31, 2006	Weighted-average Exercise Price	Weighted-average Remaining Contractual Life (years)
$1.50-$2.25	2,458	$1.94		2,373	$1.94	
$2.26-$3.00	578	2.79		515	2.79	
$3.01-$3.75	221	3.43		184	3.47	
$6.01-$6.75	1	6.25		1	6.25	
$6.76-$7.50	144	7.50		144	7.50	
	3,402	$2.42	3.40	3,217	$2.41	3.34

The following options granted under the stock option plan are exercisable in U.S. dollars:

		Exercise Price in U.S. Dollars	
	Number of Options	Range	Weighted-average
Outstanding at December 31, 2004			
Granted	1,603	$0.88-1.35	$1.14
Exercised	-	-	-
Cancelled	(20)	1.20	1.20
Outstanding at December 31, 2005	1,583	0.88-1.35	$1.14
Granted	375	0.34-0.36	0.35
Exercised	-	-	-
Cancelled	(80)	0.88-1.20	0.97
Outstanding at December 31, 2006	1,878	$0.34-1.35	$0.99

	Options Outstanding			Options Exercisable		
Range of Exercise Price in U.S. Dollars	Number Outstanding at December 31, 2006	Weighted-average Exercise Price	Weighted-average Remaining Contractual Life (years)	Number Outstanding at December 31, 2006	Weighted-average Exercise Price	Weighted-average Remaining Contractual Life (years)
$0.34-$0.75	375	$0.35		205	$0.35	
$0.76-$1.50	1,503	1.15		953	1.18	
	1,878	$0.99	5.80	1,158	$1.03	5.67

U.S. dollars and shares in thousands, except per share information

Stock-based compensation expense

The value of each option is estimated on the date of grant using the Black-Scholes option-pricing model and recorded as an expense ratably over the vesting period of the option. Calculations were based on the following assumptions:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Expected dividend	0%	0%	0%	0%
Risk-free interest rate	4.60%	3.82%	4.15%	4.46%
Expected volatility	84%	70%	68%	68%
Expected life	7 years	7 years	7 years	7 years
Weighted average fair value of options issued	US$0.35	US$1.13	CAD$2.00	CAD$2.50

10. Research and Development

Investment tax credits earned as a result of qualifying research and development expenditures and government grants have been applied to reduce research and development expenses as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004	Cumulative From September 3, 1996 to December 31, 2006
Research and development	$14,003	$12,441	$3,609	$3,695	$44,214
Investment tax credits	-	-	(166)	(130)	(1,632)
National Research Council grants	-	-	-	(4)	(197)
	$14,003	$12,441	$3,443	$3,561	$42,385

The Company's claim for any Scientific Research and Experimental Development ("SR&ED") deductions and related investment tax credits for income tax purposes are based upon management's interpretation of the applicable legislation in the Canadian Income Tax Act. These amounts are subject to review and acceptance by the Canada Revenue Agency prior to collection.

U.S. dollars and shares in thousands, except per share information

11. Capital and Operating Lease Commitments

The Company has entered into operating lease agreements for the office and laboratory facilities located in the U.S. As of December 31, 2006 the minimum cash payments per the lease agreements are as follows:

Year Ending	Amount
December 31, 2007	$ 334
December 31, 2008	474
December 31, 2009	488
December 31, 2010	471
December 31, 2011 and thereafter	664
Total minimum rent payments	$ 2,431

The table above includes a lease agreement which has been subleased to a third party until March 31, 2008. Under the terms of the operating lease for the office facilities, the Company financed $80 of leasehold improvements through the building's owner. The amount is being financed over the term of the lease which expires in September 2010 and bears an annual interest rate of six percent. This obligation was assumed by the sublessee when the Company subleased the facility to a third party; however, should the sublessee default, the Company would become liable.

Rental payments on operating leases and interest on capital lease payments are summarized in the table below:

Period Ending	Amount	Interest
December 31, 2006	$264	$-
December 31, 2005	184	4
December 31, 2004	66	-
June 30, 2004	156	-

12. Commitments and Contingencies

McGill Agreement

On February 26, 2001, the Company entered into a general collaboration agreement with McGill that grants the Company a 27-year exclusive, worldwide license to develop, use and market certain cell adhesion technology and compounds. The license agreement provides for the Company to pay future royalties of two percent of gross revenues from the use of the technology and compounds and will require the Company to make payments in order to maintain the license as follows:

- CAD$100 if the Company has not filed an investigational new drug ("IND") application, or similar application with Canadian, US, European or a recognized agency, relating to the licensed product prior to September 23, 2002. On August 1, 2002, McGill acknowledged that work completed on the clinical development of ADH-1 was sufficient to meet the requirements of the September 23, 2002 milestone and thus no payment was required.
- CAD$100 if the Company has not commenced Phase II clinical trials in a recognized jurisdiction on any licensed product prior to September 23, 2004. On September 20, 2004, McGill acknowledged that the Company had met obligations with respect to the September 23, 2004 milestone and thus no payment was required.

U.S. dollars and shares in thousands, except per share information

- CAD$200 if the Company has not commenced Phase III clinical trials in a recognized jurisdiction on any licensed product prior to September 23, 2006, which was accrued at December 31, 2006.

In addition, the Company is required to fund mutually agreed upon research at McGill over a period of ten years totaling CAD$3,300. Annual funding commenced in 2001 with a total payment of CAD$200 and increases annually by 10 percent through to the tenth year of the agreement when annual funding reaches CAD$500. The additional research commitment can be deferred in any year if it exceeds five percent of the Company's cash and cash equivalents. As of December 31, 2006, there have been no deferrals. The Company receives certain intellectual property rights resulting from this research.

Rutgers agreement

The Company terminated the agreement with Rutgers in December 2006.

Oregon Health & Science University agreement

The Company has an exclusive license agreement with OHSU for exclusive worldwide license rights to intellectual property directed to thiol-based compounds and their use in oncology. OHSU will receive certain milestone payments, a 2.5 percent royalty on net sales for licensed products and a 15 percent royalty on any consideration received from sublicensing of the licensed technology. Milestone payment fees payable to OHSU include: $50 upon completion of Phase I clinical trials; $200 upon completion of Phase II clinical trials; $500 upon completion of Phase III clinical trials; and $250 upon first commercial sale for any licensed product. To date no milestone payments have been required.

Employment matters

Under the terms of an agreement dated February 19, 2003, the prior Chief Executive Officer of the Company was terminated by mutual agreement. Pursuant to that agreement, the Company agreed to pay a total of $350. The initial payment of $150 was made during the quarter ended March 31, 2003 and was recorded as a General and Administration expense. Additionally, he will receive $50 per year for four years paid in semi-monthly installments. The present value of the remaining payments has been recorded as a General and Administration expense. The present value of the amounts due in the next twelve months is recorded in accrued liabilities, with the remaining amounts recorded as a long-term liability.

GlaxoSmithKline

On July 14, 2005, the Company entered into a development and license agreement with GSK. The agreement included the in-license by Adherex of GSK's oncology product, eniluracil, and an option for GSK to license ADH-1. As part of the transaction, GSK invested $3,000 in the Company's common stock. Under the terms of the agreement relating to eniluracil, Adherex received an exclusive license to develop eniluracil for all indications and GSK retained options to buy-back and assume development of the compound at various points in time. On March 1, 2007, the GSK agreement was amended and the Company purchased all of GSK's remaining buy-back options for an upfront fee of $1,000. The Company is now free to develop eniluracil alone or with other partners and is required to pay GSK development and sales milestones and double-digit royalties. Specifically, if the Company files a NDA with the FDA, the Company may be required to pay development milestones of $5,000 to GSK. Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success, the Company may be required to pay up to an additional $70,000 in development and sales milestones for the initially approved indication, plus double digit royalties based on annual net sales. If the Company pursues other indications, it may be required to pay up to an additional $15,000 to GSK per FDA-approved indication.

U.S. dollars and shares in thousands, except per share information

The Company had granted GSK an option to receive a worldwide, exclusive license for ADH-1 for all indications. On October 11, 2006, the GSK option to ADH-1 expired unexercised. As a result, the Company has regained full control over the development of ADH-1 and is free to enter into collaborations with other pharmaceutical and biotech companies for ADH-1.

13. Income Taxes

The Company operates in several tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. A reconciliation of the combined Canadian federal and provincial income tax rate with the Company's effective tax rate is as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004
Domestic loss	$ (13,594)	$ (15,498)	$ (6,594)
Foreign loss	(5,509)	(6,037)	(1,922)
Loss before income taxes	(19,103)	(21,535)	(8,516)
Expected statutory rate (recovery)	32.01%	36.12%	36.12%
Expected provision for (recovery of) income tax	(6,115)	(7,778)	(3,076)
Permanent differences	477	513	252
Change in valuation allowance	5,069	5,129	2,564
Non-refundable investment tax credits	(50)	(35)	(41)
Share issue costs and effect of change of carryforwards	(54)	(51)	(100)
Effect of foreign exchange rate differences	(54)	(68)	21
Effect of tax rate changes	(808)	-	(71)
Recovery of income taxes	$ (1,535)	$ (2,290)	$ (451)

The Canadian statutory income tax rate of 32.01 percent is comprised of federal income tax at approximately 22.12 percent and provincial income tax at approximately 9.89 percent.

U.S. dollars and shares in thousands, except per share information

The primary temporary differences which gave rise to future income taxes, assets and liabilities at December 31, 2006, December 31, 2005 and the six months ended December 31, 2004 are as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004
Future tax assets:			
SR&ED expenditures	$ 2,159	$ 2,390	$ 2,065
Income tax loss carryforwards	15,701	12,060	8,607
Non-refundable investment tax credits	1,323	998	839
Share issue costs	150	311	633
Reserves	450	518	-
Fixed and intangible assets	1,235	1,106	854
	21,018	17,383	12,998
Less: valuation allowance	(21,018)	(17,383)	(12,998)
Net future tax assets	-	-	-
Future tax liabilities:			
Asset basis differences	(3,639)	(5,174)	(7,463)
Refundable investment tax credits	-	-	-
Net future tax liabilities	$ (3,639)	$ (5,174)	$ (7,463)

The future income tax liability recognized on the balance sheets relates to the acquired intellectual property of Oxiquant. These acquired intellectual property rights have no basis for income tax purposes and therefore will not provide any income tax deduction as they are amortized. There are no current income taxes owing nor are any income taxes expected to be due in the near term.

U.S. dollars and shares in thousands, except per share information

At December 31, 2006, the Company has unclaimed SR&ED expenditures, income tax loss carry forwards and investment tax credits. The unclaimed amounts and their expiry dates are as listed below:

	Federal	Province/ State
SR& ED expenditures (no expiry)	$ 6,676	$ 6,897
Income tax loss carryforwards (expiry date):		
2007	569	569
2008	3,365	3,365
2009	3,898	3,898
2010	6,900	6,900
2014	10,357	10,359
2015	4,236	4,236
2026	15,362	15,362
Investment tax credits (expiry date):		
2007	8	-
2008	7	-
2009	82	-
2010	47	-
2011	467	-
2012	340	-
2013	152	-
2014	122	-
2015	48	-
2016	50	-

14. Net Loss Per Share

The outstanding number and type of securities that could potentially dilute basic earnings per share in the future and which were not included in the computation of diluted earnings per share, because to do so would have reduced the loss per share (anti-dilutive) for the years presented, are as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
Stock options	5,280	5,246	3,762
Convertible note warrants	615	615	615
Acquisition warrants	461	461	461
Broker warrants	692	227	1,591
Investor warrants	14,052	11,726	9,902
Totals	21,100	18,275	16,331

15. Segment Information

The Company operates in one business segment, which is the development of pharmaceutical products based on its licensed and proprietary technologies, with substantially all of its capital assets and operations, which were previously located in Canada, now located in the United States in Research Triangle Park, North Carolina.

U.S. dollars and shares in thousands, except per share information

16. Research and Development Projects

The Company is in the development stage and conducts research and development in the areas of anti-cancer and chemoprotection:

Anti-Cancer:

- ADH-1 is a molecularly-targeted anti-cancer compound that selectively targets N-cadherin, a protein present on certain tumor cells and the established blood vessels that supply the tumors and is in clinical development.
- Eniluracil is an anti-cancer compound that was previously under development by GSK for oncology indications. Eniluracil is being developed to enhance the therapeutic value and effectiveness of an approved anti-cancer compound called 5-FU and is in clinical development.

Chemoprotectants and Chemoenhancers:

- STS is a chemoprotectant that has been shown to reduce the disabling loss of hearing in patients being treated with platinum-based anti-cancer agents.
- NAC is a chemoprotectant that is no longer under development by the Company.
- Mesna is a chemoenhancer that is no longer under development by the Company.

The following summarizes our research and development expenses, net of any investment tax credits or grants, through December 31, 2006:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004	Cumulative From September 3, 1996 to December 31, 2006
ADH-1	$ 9,792	$ 8,248	$ 2,550	$ 2,503	$ 28,783
Eniluracil	2,910	2,552	-	-	5,462
Other anti-cancer	249	374	358	341	2,276
Total anti-cancer	12,951	11,174	2,908	2,844	36,521
STS	292	472	263	628	1,799
Other chemoprotectants and enhancers	-	17	-	-	33
Total chemoprotectants and enhancers	292	489	263	628	1,832
Other discovery projects	760	778	272	89	3,343
Transdermal drug delivery	-	-	-	-	689
Total research and development program expense	$ 14,003	$ 12,441	$ 3,443	$ 3,561	$ 42,385

The Company has made no upfront cash payments for research and development projects and is not obligated to repay research and development amounts to any third parties.

U.S. dollars and shares in thousands, except per share information

17. Financial Instruments

Financial instruments recognized on the balance sheets at December 31, 2006 and December 31, 2005 consist of cash and cash equivalents, cash pledged as collateral, short-term investments, accounts receivable, accounts payable and other long-term liabilities. The Company does not hold or issue financial instruments for trading purposes and does not hold any derivative financial instruments. With the exception of the other long-term liabilities, the Company believes that the carrying value of its financial instruments approximates their fair values because of their short terms to maturity.

The Company's investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments are made in U.S. or Canadian obligations and bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper.

The policy risks primarily include the opportunity cost of the conservative nature of the allowable investments. As the main purpose of the Company is research and development, the Company has chosen to avoid investments of a trade or speculative nature.

Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at book value plus accrued interest with unrealized gains and losses recognized as investment income. At December 31, 2006 we had no short term investments while at December 31, 2005 short-term investments of $1.2 million consisted of corporate commercial paper with maturities at acquisition from 154 to 175 days. The market value of the investments at December 31, 2005 approximated their book value.

18. Changes in Operating Assets and Liabilities

The following table details the changes in operating assets and liabilities as per the statements of cash flows:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Accounts receivable	$ (17)	$ 2	$ 25	$ (16)
Prepaid expenses	31	(48)	116	(13)
Deferred expense	19	41	394	87
Investment tax credits recoverable	58	123	57	122
Accounts payable	2,031	885	138	421
Net changes in operating assets and liabilities	$ 2,122	$ 1,003	$ 730	$ 601

19. United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP in U.S. dollars. These principles differ, as they affect the Company, for the fiscal years ended December 31, 2006 and December 31, 2005, the six-months ended December 31, 2004 and for the year ended June 30, 2004 in the following material respects from U.S. GAAP. There are no differences in reported cash flow for the periods presented.

Adherex Technologies Inc.
(a development stage company)
Notes to the Consolidated Financial Statements (Continued)
U.S. dollars and shares in thousands, except per share information

Consolidated balance sheets - U.S. GAAP:

	December 31, 2006	December 31, 2005
Assets		
Current assets	$ 5,895	$ 13,399
Other assets	440	518
Capital assets	293	374
Total assets	$ 6,628	$ 14,291
Liabilities		
Current liabilities	$ 4,695	$ 2,664
Other long-term liabilities	40	13
Deferred lease inducement	625	537
Total liabilities	5,360	3,214
Shareholders' equity		
Common stock	46,524	41,306
Additional paid-in-capital	24,523	23,110
Cumulative translation adjustment	1,243	1,243
Deficit accumulated during development stage	(71,022)	(54,582)
Total shareholders' equity	1,268	11,077
Total liabilities and shareholders' equity	$ 6,628	$ 14,291

Consolidated statements of operations - U.S. GAAP:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Net loss in accordance with Canadian GAAP	$ (19,103)	$ (19,245)	$ (8,065)	$ (8,685)
Adjustments to reconcile to U.S. GAAP:				
Acquired intellectual property rights (2)	-	-	-	-
Acquired intellectual property rights amortization (2)	2,177	2,723	1,234	2,323
Loss on impairment of intellectual property (2)	2,021	3,539	-	-
Future income taxes (2)	(1,535)	(2,290)	(451)	(849)
Stock-based compensation costs (3)	-	-	-	(5)
Stock-based compensation - CICA 3870 (4)	-	1,402	598	-
Interest charges—convertible notes (5)	-	-	-	331
Net loss in accordance with U.S. GAAP (6)	$ (16,440)	$ (13,871)	$ (6,684)	$ (6,885)
Net loss per share of common stock, basic and diluted	$ (0.34)	$ (0.35)	$ (0.19)	$ (0.28)
Weighted-average number of shares of common stock outstanding, basic and diluted	47,663	39,276	35,989	24,233

U.S. dollars and shares in thousands, except per share information

Notes - U.S. GAAP:

1. Current accounting pronouncements

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The requirements of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the impact of adopting FIN 48 on its consolidated results of operations or financial position.

In November 2006, the FASB issued SFAS 157, "Fair Value measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. The Company has not yet determined the impact of adopting SFAS 157 on its consolidated results of operations or financial position.

2. Acquired intellectual property rights

Canadian GAAP requires the capitalization and amortization of the costs of acquired technology. Under U.S. GAAP, the cost of acquiring technology is charged to expense as in-process research and development ("IPRD") when incurred if the feasibility of such technology has not been established and no future alternative use exists. This difference increases the loss from operations under U.S. GAAP in the year the IPRD is acquired and reduces the loss under U.S. GAAP in subsequent periods because there is no amortization charge.

Under Canadian GAAP, a future tax liability is also recorded upon acquisition of the technology to reflect the tax effect of the difference between the carrying amount of the technology in the financial statements and the tax basis of these assets which is nil. As the intellectual property is amortized, the future tax liability is also reduced to reflect the change in this temporary difference between the tax and accounting values of the assets. Under U.S. GAAP, because the technology is expensed immediately as IPRD, there is no difference between the tax basis and financial statement carrying value of the assets and therefore no future tax liability exists.

Under U.S. GAAP, the acquired intellectual property is considered IPRD in accordance with "Accounting for Research and Development Costs" ("FAS 2"). Given the Company's development and patent strategy surrounding the compounds, the acquired intellectual property does not meet the criteria for alternative use as outlined in FAS 2. As a result, the amounts were expensed as IPRD.

During the years ended December 31, 2006 and 2005, the Company recorded a loss on impairment of intellectual property under Canadian GAAP. Since the amounts were previously expensed as IPRD, the amount is reversed under U.S. GAAP for the years ended December 31, 2006 and 2005.

3. Stock-based compensation – Initial Public Offering

Under U.S. GAAP, the difference between the exercise price of options issued within a one-year period prior to the IPO and the IPO price is deferred and expensed over the vesting period of the options. This difference increases the additional paid in capital and accumulated deficit reported under U.S. GAAP, with no difference in the total shareholders' equity.

U.S. dollars and shares in thousands, except per share information

4. Stock-based compensation

Canadian GAAP requires the fair value of employee and director stock options to be expensed in the statement of operations for fiscal years beginning after January 1, 2004 under CICA Section 3870 Stock-Based Compensation and Other Stock-Based Payments ("*CICA* 3870"). For the fiscal year ended December 31, 2006, the Company adopted FASB Statement No. 123 (Revised 2004), Accounting for Stock-Based Compensation which requires companies to record the fair value of employee and director stock options as expense in the statement of operations. As a result, there are no differences between Canadian and U.S. GAAP for the fiscal year ended December 31, 2006. For years prior to fiscal 2006, had compensation expense for stock options been recorded based on Black-Scholes option-pricing model at the grant date, the net loss under U.S. GAAP would be as follows below:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Net loss before compensation expense, U.S. GAAP	$ (13,871)	$ (6,684)	$ (6,885)
Compensation expense	(1,402)	(598)	-
Pro forma net loss, U.S. GAAP	$ (15,273)	$ (7,282)	$ (6,885)
Pro forma net loss per share of common stock, basic and diluted	$ (0.39)	$ (0.20)	$ (0.28)

5. Convertible notes and warrants

Under Canadian GAAP, the proceeds from the issue of convertible notes and warrants are split into their relative component parts: debt, the option to convert the debt, and the detachable warrants. Under U.S. GAAP, these instruments are split between the debt and detachable warrant components.

6. Warrants and certain stock options denominated in Canadian dollars

Effective January 1, 2005, the Company determined that its functional currency had changed from the Canadian dollar to the U.S. dollar because the majority of its operations were denominated in U.S. dollars as the result of increasing activities being undertaken in the United States. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency. Prior to January 1, 2005, the Company's functional and reporting currency was the Canadian dollar.

The Company has primarily financed its operations through the sale of equity and debt securities that have been denominated in U.S. and Canadian dollars. As part of these financings, the Company has issued warrants to purchase common stock that have also been denominated in U.S. and Canadian dollars. The Company therefore has warrants outstanding at December 31, 2006, 2005 and 2004 that are denominated in both currencies.

Under Canadian GAAP, all warrants to purchase common stock are classified as equity in the Company's financial statements. The Securities and Exchange Commission ("SEC") and the Financial Accounting Standards Board ("FASB") have issued recent interpretations for U.S. GAAP that suggest warrants whose exercise price is different from the entity's functional currency cannot be classified as equity. As a result, these instruments

U.S. dollars and shares in thousands, except per share information

should be treated as derivatives and recorded as liabilities which are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations.

The recent SEC and FASB interpretations relate to FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" and Emerging Issue Task Force ("EITF") "EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock". The FASB has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk. This project is expected to provide further guidance with respect to U.S. GAAP accounting for such items.

The Company is awaiting the results of the FASB's project and has therefore not recorded warrants outstanding that have an exercise price in Canadian dollars as derivatives. If the Company had recorded such instruments as derivatives, it would have reported a gain of approximately $8,300 related to these instruments in the Statement of Operations for the year ended December 31, 2005 and a gain of approximately $1,700 for the year ended December 31, 2006, under U.S. GAAP. The amounts were calculated using the Black-Scholes option pricing model and the Company used the following assumptions to value the instruments: a 0% dividend rate for both fiscal 2006 and fiscal 2005, a 84% volatility for fiscal 2006 and a 70% volatility for fiscal 2005, the actual exercise price of each instrument, the actual Company closing stock price for December 31, 2006 and 2005 and the Canadian risk free interest rate based on the actual remaining life of the related warrant.

U.S. dollars and shares in thousands, except per share information

20. Subsequent Events

Public Offering

On February 21, 2007, the Company completed the sale of equity securities for gross proceeds of $25,000 for 75,759 units at a price of $0.33 per unit providing net proceeds of $23,300 after deducting broker fees and certain other expenses. Each unit consisted of one common share and one-half of a common share purchase warrant. The offering was comprised of an aggregate of 75,759 shares of common stock, along with 37,879 investor warrants and 6,818 broker warrants to acquire additional shares of Adherex common stock. Each whole investor warrant entitles the holder to acquire one additional share of Adherex common stock at an exercise price of $0.40 per share for a period of three years. Each whole broker warrant entitles the holder to acquire one unit at an exercise price of $0.33 per unit for a period of two years.

Eniluracil

On March 1, 2007, the GSK Development and License Agreement was amended and the Company purchased all of GSK's remaining buy-back options for eniluracil for an upfront fee of $1,000. The Company is now free to develop eniluracil alone or with other partners and is required to pay GSK development and sales milestones and double-digit royalties. Specifically, if the Company files a NDA with the FDA, the Company may be required to pay development milestones of $5,000 to GSK. Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success, the Company may be required to pay up to an additional $70,000 in development and sales milestones for the initially approved indication, plus double digit royalties based on annual net sales. If the Company pursues other indications, it may be required to pay up to an additional $15,000 to GSK per FDA-approved indication.

SHAREHOLDER INFORMATION

Corporate Office

4620 Creekstone Drive
Suite 200
Durham, NC 27713
USA
Tel: +1-919-484-8484
Fax: +1-919-484-8001
www.adherex.com

Management Team

William P. Peters, MD, PhD, MBA
Chairman and CEO

Robin J. Norris, MD
President and Chief Operating Officer

James A. Klein, Jr., CPA
Chief Financial Officer

D. Scott Murray, BScPharm, LLB, MBA
Senior Vice President, Corporate Development, General Counsel and Secretary

Jeffrey Solash, PhD
Chief Licensing Officer

Stock Listing

The Company's common stock trades on the American Stock Exchange under the symbol ADH and on the Toronto Stock Exchange under the symbol AHX.

Transfer Agent and Registrar

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Canada

Independent Auditor

PricewaterhouseCoopers LLP
Chartered Accountants
150 Fayetteville Street
Suite 2300
Raleigh, North Carolina 27601
USA

Investor Relations Inquiries

Melissa Matson
Director, Corporate Communications
Tel: +1-919-484-8484
ir@adherex.com

Annual and Special Meeting of Shareholders

The Annual and Special Meeting of Shareholders will be held at 4 p.m., April 27, 2007, at the Toronto Board of Trade, Downtown Centre, 1 First Canadian Place, 77 Adelaide Street Entrance (street level between Timothy's and Fairweather), Toronto, Ontario, Canada, M5X 1C1. Tel: +1-416-366-6811.

BOARD OF DIRECTORS

William P. Peters, MD, PhD, MBA
Chairman and CEO,
Adherex Technologies Inc.

Donald W. Kufe, MD
Professor of Medicine, Dana Farber Cancer Institute;
Chair, Adherex Nominating Committee

Fred Mermelstein, PhD
Lead Independent Director,
Adherex Technologies Inc.;
Founder and President,
Javelin Pharmaceuticals, Inc.

Peter Morand, PhD
President, Peter Morand & Associates;
Chair, Adherex Governance Committee

Michael G. Martin
CEO, *BioEnergy of America, Inc.*

Robin J. Norris, MD
President and Chief Operating Officer,
Adherex Technologies Inc.

Arthur Porter, MD, MBA
Executive Director,
McGill University Health Centre;
Chair, Adherex Audit and Compensation Committees

Adherex

2006 ANNUAL REPORT

Corporate Office
4620 Creekstone Drive Suite 200
Durham, NC 27713 USA
Tel: +1-919-484-8484 Fax:
+1-919-484-8001
www.adherex.com

END